1102436

3-31-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02030018

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

RECEIVED APR 0 1 2002

For the month of March, 2002

TDL INFOMEDIA HOLDINGS PLC
(Translation of Registrant's Name into English)

THOMSON HOUSE, 296 FARNBOROUGH ROAD, FARNBOROUGH, HANTS, ENGLAND, GU14 7NU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):: 82- N/A

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

EXHIBIT INDEX

	Pages
Annual Report and Accounts for the year ended 31 December 2001	3 - 86
Press release dated 28 March 2002	87 - 96

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDL Infomedia Holdings plc
Registrant

Date: 28 March 2002

By Kevin Watson
Name: K J Watson
Title: Finance Director

TDL INFOMEDIA HOLDINGS PLC

ANNUAL REPORT AND ACCOUNTS

31 DECEMBER 2001

Unless otherwise indicated, the words "the Group", "we," "our" and "us" collectively refer to TDL Infomedia Holdings plc and its subsidiaries. These subsidiaries include our principal operating subsidiary, Thomson Directories Limited. "Thomson group" refers to TDL Infomedia Limited, the ultimate U.K. parent company of TDL Infomedia Holdings plc and its subsidiaries.

CURRENCY PRESENTATION

In this report and accounts, unless otherwise specified or the context otherwise requires, references to "pounds sterling," "£" or "p" are to the lawful currency of the United Kingdom. We prepare our financial statements in pounds sterling.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, information regarding the noon buying rate in the City of New York for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York for customs purposes, expressed in U.S. dollars per £1.00.

	At Period End	Average(1)	High	Low
Year ended 31 December				
1996	1.7123	1.5733	1.7123	1.4948
1997	1.6427	1.6397	1.7035	1.5775
1998	1.6628	1.6602	1.7222	1.6114
1999	1.6150	1.6146	1.6765	1.5515
2000	1.4955	1.5125	1.6182	1.4210
2001	1.4543	1.4382	1.5040	1.3730

(1) The average of the noon buying rates on the last day of each month during the year.

The following table sets forth, for the months indicated, information regarding the high and low noon buying rate expressed in U.S. dollars per £1.00:

	High	Low
September 2001	1.4745	1.4444
October 2001	1.4795	1.4214
November 2001	1.4650	1.4095
December 2001	1.4588	1.4164
January 2002	1.4543	1.4074
February 2002	1.4322	1.4085

The noon buying rate on 22 March 2002, the latest practicable date prior to the date of this report, was 1.4263.

CORPORATE

TDL Infomedia Holdings plc, or the Company, was incorporated on 23 June 1999 under the laws of England and Wales as a public limited company with registered number 3794458. The address of TDL Infomedia Holdings plc's registered office is Thomson House, 296 Farnborough Road, Farnborough, Hampshire, GU14 7NU, England, telephone number +44 (0) 1252 516111.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The objects of TDL Infomedia Holdings plc as contained in clause 3A of its Memorandum of Association are, inter alia, to act as an investment holding company and to co-ordinate the business of any companies in which the Company is for the time being interested.

In accordance with its Articles of Association the Company shall be managed by the directors who shall exercise all the powers of the Company. The Company's directors may vote at a meeting of directors or a committee of directors on any resolution concerning a matter in respect of which a director has, directly or indirectly, an interest or duty. Said director must be counted in the quorum present at a meeting when any such resolution is under consideration and, if he votes, his vote must be counted. The directors are not subject to retirement by rotation. No director is required to vacate his office at any time because he has reached the age of 70 or another age. There is no share qualification required for the appointment of a director.

The Company's authorised share capital comprises 45,000,000 ordinary shares of 1p each. All issued ordinary shares are entitled to receive dividends declared by the Company. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the company.

The voting rights attached to the Company's ordinary shares are on a show of hands, every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall have one vote for every share of which he is the holder.

An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or an elective resolution must be called by 21 clear days notice. All other extraordinary general meetings must be called by at least 14 clear days notice but a general meeting may be called by shorter notice if it is so agreed (i) in the case of an annual general meeting or a meeting for the passing of an elective resolution, by all the members entitled to attend and vote at that meeting; and (ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote.

DOCUMENTS ON DISPLAY

Publicly available documents concerning the Company may be inspected at the Securities and Exchange Commission's Public Reference Room, 450 Fifth Street, NW, Room 1024, Washington, DC 20549.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

We make "forward-looking statements" throughout the report and accounts. Whenever you read a statement that is not simply a statement of historical fact, such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements, you must remember that our expectations may not be met, even though we believe they are reasonable. We do not guarantee that the transactions and events described in the report and accounts will happen as described or that they will happen at all. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties.

REPORT OF THE DIRECTORS

CHIEF EXECUTIVE'S STATEMENT

Current Year Highlights

We are pleased to present the annual report and accounts of TDL Infomedia Holdings plc.

The Group continued to perform well in 2001, increasing operating profits (before its share of joint venture losses, interest and taxation) by 27.5% from £8.8 million in 2000 to £11.2 million in 2001.

Turnover for the year ended 31 December increased from £92.0 million in 2000 to £93.1 million in 2001. The Group published 173 directories in 2001, three more than in 2000, generating print directory revenues of £86.9 million in 2001 compared to £86.3 million in 2000. Revenues generated from the 170 directories published in both years increased from £86.3 million in 2000 to £86.4 million in 2001. The increase in print directory revenues reflects an increase in the average value of account ("AVA") from £966 in 2000 to £975 in 2001. The Group sold print directory advertising to 88,839 customers in 2001, down slightly from approximately 88,900 in 2000 following a reduction in the size of our sales force from an average of 477 in 2000 to 463 in 2001.

Published Internet advertising sold during 2001 decreased by 5% from £4.6 million in 2000 to £4.4 million in 2001 as a result of a slight reduction, from 21% in 2000 to 20% in 2001, in the proportion of print directory customers buying Internet advertising,. Overall, the combined AVA for our print and internet directories increased 0.5% from £1,016 in 2000 to £1,021 in 2001. Internet advertising revenues recognised in the accounts increased from £3.4 million in 2000 to £3.5 million in 2001.

Revenues from Business Information services increased 8.6% from £5.7 million in 2000 to £6.2 million in 2001 due to wholesale customer account growth throughout 2001 and continued growth in retail product sales.

Cost of sales increased by 2.1% from £39.2 million in 2000 to £40.1 million in 2001 following the introduction of three new directories during 2001. This cost increase contributed to a reduction in gross margins from 57.4% in 2000 to 57.0% in 2001.

Operating costs for the year (excluding depreciation and amortisation) decreased from £29.8 million in 2000 to £25.5 million in 2001 primarily as a result of accommodation savings of approximately £1.0 million following the acquisition of Thomson House in January 2001 and the release of a £1.0 million onerous property provision raised in 2000.

The increase in turnover, coupled with these operating cost savings, contributed to an increase in Adjusted EBITDA (as defined on page 30) from £23.0 million in 2000 to £27.6 million in 2001 and an increase in operating profit from £8.8 million in 2000 to £11.2 million in 2001.

On 30 March 2001 the Group sold its investment in and loans to its joint venture, TDL Belgium SA, to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for £4.1 million, the net asset value reflected in the Group's accounts on the date of sale. The Group will have no further funding obligations in this regard.

6

Financial Summary

The following table summarises our historical results and cash flows for the years ended 31 December 1999, 2000 and 2001. The data for 1999 represent a combination of data derived, without adjustment, from the audited consolidated accounts of TDL Group Limited for the seven month period ended 30 July 1999 and the consolidated accounts of TDL Infomedia Holdings plc for the period 31 July 1999 to 31 December 1999 both of which are included elsewhere in this report. The combination of the two periods is not necessarily indicative of what the results would have been for the year ended 31 December 1999 if the 1999 Acquisition (as defined on page 8) had occurred at the beginning of the period. The data for 2000 and 2001 are derived, without adjustment, from the audited consolidated accounts of TDL Infomedia Holdings plc included elsewhere in this report.

	Year Ended 31 December (£ in thousands)		
Operating results	**1999**	**2000**	**2001**
Turnover	90,299	92,014	93,137
Cost of sales	(38,173)	(39,222)	(40,052)
Gross profit	52,126	52,792	53,085
Acquisition costs	(3,244)	-	-
Operating costs	(35,779)	(44,039)	(41,924)
Operating profit	13,103	8,753	11,161
Operating loss from joint venture	(2,163)	(2,931)	(636)
Net interest expense	(14,003)	(21,455)	(18,568)
Loss on ordinary activities before taxation	(3,063)	(15,633)	(8,043)
Taxation	(2,353)	(1,002)	(2,205)
Loss on ordinary activities after taxation	(5,416)	(16,635)	(10,248)
Cash flows			
Net cash inflow from operating activities	19,594	18,509	30,564
Returns on investments and servicing of finance	(4,710)	(14,098)	(11,112)
Tax paid	(2,395)	(1,700)	(690)
Capital expenditure and financial investments	(2,240)	(1,482)	(11,546)
Net cash received for sale of loans and joint venture interest	-	-	807
Purchase of subsidiary	(140,110)	-	-
Cash acquired with subsidiary	7,273	-	-
Net cash (outflow)/inflow before financing	(122,588)	1,229	8,023
Net cash inflow/(outflow) for financing	136,841	(4,521)	(14,579)
(Increase)/decrease in term deposits	(3,616)	3,616	-
Increase/(decrease) in cash	10,637	324	(6,556)

Business Strategy

Our main business is the connection of buyers and sellers through the publication of classified print and Internet directories. We also participate in the business information market place, by both retailing our own data products and through the wholesale licensing of our data to other companies.

Our business strategy is to continue growing our market position within both the classified directories and business information markets. Our strategic objectives are to profitably grow our paper directory business, selectively invest in new markets of opportunity, build and leverage our strategic assets and strengthen and develop our team to ensure that we are growth oriented and execute well.

In 2001 our classified directories customer base represented less than 5% of our total business listings. Hence we believe there is an opportunity to increase our customer base and continue revenue growth. We intend to grow revenues in both the U.K. print and Internet classified directories markets in 2002 through focusing on price and product initiatives that offer even greater value to our customers and on increasing the effectiveness of our sales force, thereby increasing the size of our customer base. We will also continue to cross-sell Internet advertising to our printed directories customer base and continue to develop our Internet product offering.

We also intend to selectively invest in order to grow our business information revenues and customers through further product development and continued investment in our sales channels.

With the support of our parent company, SEAT Pagine Gialle SpA, we will continue to explore opportunities for new product development and product extension, utilising the four key strategic assets of Thomson Directories, our database, our sales force, our customer base and our brand.

OPERATING REVIEW

The Thomson Group

The following is a chart describing the organisation of the Thomson group at 31 December 2001. The Thomson group's ultimate parent company is Pirelli SpA.



TDL Infomedia Limited
SEAT Pagine Gialle SpA (99.6%)
Management (0.4%) (1)
TDL Investments BV
(incorporated in the Netherlands)
TDL Infomedia Finance Limited
TDL Infomedia Holdings plc
Senior Discount Notes Issuer
TDL Infomedia Group plc
Senior Credit Facility
Senior Subordinated Notes Issuer
TDL Group Limited
Thomson Directories Limited

(1) "Management" refers to the direct and indirect ownership by officers, directors (and members of their immediate families) and employees of the Thomson group.

(2) Unless otherwise stated all shareholdings are 100% and direct.

(3) Unless otherwise stated all companies in the Thomson group are incorporated in Great Britain.

Group Structure

TDL Infomedia Limited and the three Infomedia subsidiaries were formed for the purpose of financing the £149.7 million acquisition of TDL Group Limited and its subsidiaries and the £70.3 million repayment of TDL Group Limited's borrowings and fee obligations on 30 July 1999 (the "1999 Acquisition"). The 1999 Acquisition was funded through investments of £80 million by Apax, Advent, 3i and participating management and employees (where "management" refers to the direct and indirect ownership by officers, directors and members of their immediate families) together with the debt financing described below.

The aggregate proceeds from the debt financing of £150.0 million comprised (1) borrowings by TDL Infomedia Group plc of £55.0 million under a £65.0 million senior credit facility which was subsequently refinanced on 29 December 2000 (as described on page 25), (2) borrowings by TDL Infomedia Group plc of £70.0 million under a senior subordinated financing facility which has been refinanced by the issue of £70,000,000 12 1/8% Senior Subordinated Notes due 2009 and (3) borrowings by TDL Infomedia Holdings plc of £25.0 million under a senior discount financing facility which has been refinanced by the issue of US $87,360,000 15½% Senior Discount Notes due 2010 at a price of 47.366%.

On 1 August 2000 SEAT Pagine Gialle SpA acquired 99.6% of the issued share capital of TDL Infomedia Limited, the ultimate U.K. parent company of the Group, for an equity value of £308 million and the assumption of approximately £150 million of debt. Participating management and members of their immediate family hold the remaining 0.4% of the issued share capital of TDL Infomedia Limited. The acquisition was effected by means of a share exchange.

History

In 1965, The Thomson Corporation of Canada, under contract with the British General Post Office, introduced the United Kingdom's first classified telephone directory, which was later named the Yellow Pages.

In 1980, the contract between The Thomson Corporation of Canada and the British General Post Office expired and the rights to publish Yellow Pages in the United Kingdom were awarded to British Telecom. The Thomson Corporation of Canada decided to produce its own directories in competition with the Yellow Pages and created Thomson Directories Limited, a partnership between the Dun & Bradstreet Corporation and The Thomson Corporation of Canada. In 1981, it commenced the national roll-out of the Thomson Locals.

In 1994, Thomson Directories Limited was sold to U S WEST, a regional telecommunications company in the United States. U S WEST also entered into a licence agreement to continue using the "Thomson" name and related trademarks for its directories business. In 1994, Thomson Directories Limited began developing its Business Information services derived from its proprietary database.

In June 1997, U S WEST sold Thomson Directories Limited to TDL Group Limited, a company formed by 3i plc, non-institutional investors and several members of Thomson Directories Limited's senior management team. Shortly thereafter, Advent International Corporation purchased a portion of 3i plc's interests. Thomson Directories Limited currently has the right to use the "Thomson" name and trademarks until 2027 for a nominal annual fee.

In July 1998, Thomson Directories Limited entered into a joint venture, TDL InfoSpace (Europe) Limited, with Infospace.com Inc., an Internet company based in the United States. Thomson Directories Limited sold its interest in TDL InfoSpace (Europe) Limited to a company owned by its principal shareholders in January 1999. We maintain a supplier and sales relationship with TDL InfoSpace (Europe) Limited. See "Related Party Transactions" on page 34.

In February 1999, Thomson Directories Limited expanded internationally by investing in a directories joint venture in Belgium with the intention to replicate its paper directories and Internet Services business model abroad. On 30 March 2001 Thomson Directories Limited sold its investment in, and loans to, TDL Belgium SA to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for £4.1 million, the net asset value reflected in the Group's accounts on the date of sale. The Group will have no further funding obligations in this regard.

The 1999 Acquisition (described above) was completed in July 1999.

On 1 August 2000, 99.6% of the issued share capital of TDL Infomedia Limited, the ultimate parent company of TDL Infomedia Holdings plc, was acquired by SEAT Pagine Gialle SpA, as described above.

Business Description

The Group is the second largest publisher of printed classified directories in the United Kingdom, publishing 173 directories in 2001 that together cover approximately 85% of the U.K. population. In 2001, 88,839 businesses purchased classified advertising in our directories, and we distributed approximately 22 million of these directories to homes and businesses free of charge. Our advertising customer base is highly diverse and consists primarily of small and medium-sized businesses operating in well-defined local areas as well as large national advertisers.

In the U.K. classified directories market, we are the market innovator for introducing new product modifications, having developed directional tabs, local community guides and premium advertising opportunities such as White Knock-out and colour advertisements. We believe these product innovations have made our directories easier to use for consumers and increased their value to our customers. While printed directories are our primary business, we have executed a strategy of leveraging our strategic assets, which include our enhanced proprietary information database of more than 2.3 million business listings, nationwide sales force, established customer base and "Thomson Directories" brand, selectively across two high margin business areas of Internet Services and Business Information, which together represented £9.7 million or approximately 10% of recognised revenues in 2001.

We organise our products and services into four business areas: U.K. Paper Directories, Internet Services, Business Information and International Operations which are further described below.

Classified Directories Market

The classified directories market consists of both regional and local directories. Regional publications generally cover a relatively large geographic or metropolitan region, while local directories cover smaller geographic regions or sections of a metropolitan area. The two largest classified directory publishers in the United Kingdom are Yell Group Limited (formerly BT Yellow Pages) and ourselves. During 2001 Yell Group Limited published 78 regional directories (and six "Business Pages" directories) throughout the United Kingdom and we published 173 local directories. Yell Group Limited's U.K. printed directories revenues totalled £517.8 million during the 12 months ended 31 March 2001, compared to our printed directories revenues of £86.9 million for the year ended 31 December 2001.

The U.K. classified directories market has been subject to reviews by the Office of Fair Trading, the government agency responsible for enforcing competition policy under the Fair Trading Act 1973, in 1995 and, more recently, in 2001 (as described in "Regulatory Environment" on page 16). Following its recent review, on 11 May 2001 the Office of Fair Trading announced that the price cap limiting annual price increases in advertising rates by Yell Group Limited should be tightened from RPI (as measured by the retail price index) minus 2% to RPI minus 6% for directories published from January 2002. Although we were not required to give any similar undertakings, the cap imposed on Yell Group Limited has the indirect effect of constraining our ability to increase our advertising rates. We are not yet fully aware of the impact that the revised undertakings will have on our business (see "Risk Factors" on page 78).

U.K. Paper Directories

General

Thomson Local is a printed classified business directory, in which business listings are arranged by business type. It is our core product and accounted for approximately 90% of recognised revenues in 2001. Our directories are distributed throughout England, Scotland and Wales. We design our directories to meet the informational needs of consumers and the advertising needs of our customers. Our directories consist of several sections including local information and entertainment guides, an A-Z business phone book listings section detailing all businesses alphabetically in the area and a classified section. The local information section includes full colour plans of principal towns, a local area road map and community and entertainment information. We believe that this information increases consumer usage of our directories. In the A-Z business phone book listings section, we list all businesses within the related geographical region free of charge.

The majority of the advertising sold in our directories appears in the classified section. However, we also sell advertising on the front and back covers, the tabbed dividers and the local and entertainment guides.

Proprietary Database

All business areas, other than International Operations, rely upon the repackaging and distribution of U.K. business-related content from our database. The base input to our directories is business listings data from our database. We receive new business listings data from British Telecom on a daily basis and we verify and enhance this data before entering it into our database. We enhance the value of this information by classifying each business entry and adding relevant information such as the length of time a business has been at a particular location, the number of employees, the name of the senior decision maker, its fax numbers and the type of location. Our database also contains "Thomson-only" data, which has not been provided by British Telecom and which we independently collect principally from requests for free listings and telephone numbers. By enhancing the business listings data in this way we create our own proprietary database in which we own intellectual property rights. Our sales teams use the information in our database to focus their sales efforts and our Business Information team uses our database for resale purposes.

Product Development

We continually seek to introduce new products and features in order to create incentives for our customers to renew their prior year's advertising subscription and increase their expenditure on our products. We typically roll out these product innovations over two to three years to the majority of our directories. In 1998 we rolled out White Knock-out, a feature which allows a customer's advertisement to stand out from its competitors by printing the advertisement against a white backdrop. In 1999 we launched yellow highlighted advertisements and double column unit advertisements as compared to standard single column advertisements. In 2000 we launched colour advertisements in the classified section of 39 directories. In 2002 we intend to roll-out such colour advertisements across a further six directories.

New Directories

We already cover most of the areas of England, Scotland and Wales that can be cost effectively served by local classified directories. Consequently, our pace for introducing new directories has slowed through the 1990's as our coverage has expanded to approximately 85% of the U.K. population. Nevertheless, we launched three directories in 2001 and we believe there are select opportunities to introduce additional new directories. We are currently reviewing options for introducing additional directories.

Printed Directories Publishing Cycle

We publish our directories on a 12-month cycle. Although publishing dates may be moved back and forward by a few weeks within the year, we aim to publish each directory once per calendar year. In order to meet the calendar year publishing cycle nearly all selling activity for the directories takes place before the end of October. This allows eight to ten weeks for photocomposition, printing and distribution. We consider directories to be "published" when we have commenced distribution. The sales cycle of a particular directory varies based on the size of the revenue base and potential customer base and can range from a few weeks to as long as six months.

Photocomposition Process

Photocomposition is the process of converting all directories material into a digital format that is used by the printers. Prior to 1998, we outsourced the photocomposition process to a third party. In mid 1998, we brought the photocomposition process in-house, which eliminated the need for third-party photocomposition processing by investing in new publishing hardware and software and retraining existing personnel, and improved advertisement design and production turnaround for our customers. Bringing the photocomposition process in-house cost approximately £1.5 million, of which £0.6 million related to hardware, which was capitalised, and an estimated £0.9 million to software, information technology support and retraining programs, which was expensed in 1998. Bringing the photocomposition function in-house has given us added flexibility to improve the lay-outs of our directories, which has also reduced our paper requirements and our publishing cycle and allowed the publishing of our customers' advertisements on the Internet.

Paper and Printing

Prior to the expiry of the contracts on 31 December 2001, we outsourced our printing and paper requirements to two printers located in Spain and Sweden. On 1 January 2002 we entered into two new print contracts with printers located in Sweden and Italy, both of which commenced in January 2002 and expire in December 2004. We have also entered into separate paper contracts with two suppliers based in Sweden and Finland. Although we rely on two printers, a single printer could provide all of our printing, and we believe that there are alternative suppliers that could meet our needs. Similarly, we believe that there are alternative paper suppliers that could satisfy our paper requirements. New product innovations typically increase our printing and paper costs. For example, introducing White Knock-out in 1998 and full colour in selected directories in 2000 required more expensive printing processes. In the future we expect to incur additional printing and paper costs with new product innovations.

Distribution

Each year, we distribute approximately 22 million directories free of charge throughout England, Scotland and Wales. We outsource our distribution requirements to two companies: one for East Anglia and the home counties area in and surrounding London, and another for Scotland, the North East, the Midlands and the West. Although we rely on only two distribution companies, we believe either company could service all of our distribution needs and we believe there are additional distributors that could cover our distribution requirements.

Sales

Printed and online directories advertising is a direct sales business, which requires both servicing existing accounts and developing new customers. Our core account base consists primarily of repeat customers and many of these customers have advertised in our directories for several years. For 1999, 2000 and 2001, 63.5%, 63.1% and 64.3% respectively of our print directory customers advertised again in the following year, generating a return on base (as defined on page 19) of 79.4%, 80.2% and 81.6% respectively. We believe that this return on base reflects the importance of our directories to our local customers, for whom classified directories advertising is an important medium of advertising due to its comparatively low cost, widespread distribution, lasting presence, focus on local geographic areas and high consumer usage. In addition, printed classified directories advertising is often an integral part of the local advertising strategy for larger national companies.

As at 30 December 2001, our printed and online directories sales force consisted of 462 employees (representing 54% of the total work force).

We have well-established practices and procedures to manage the productivity and effectiveness of our sales force. All new Field Account and Tele-Sales Representatives complete a formal two and one half-week training program and receive continuous on-the-job training through the regional sales management structure and periodic formal training. Each Field Account and Tele-Sales Representative has a specified account assignment consisting of both new business leads and renewal accounts and is accountable for daily, weekly and monthly sales results. Our sales force receives sales data, which include details of our new product initiatives, local market data, planned distribution numbers for each directory and credit details on our prior year's customers.

Field Account and Tele-Sales Representatives are compensated in the form of base salary, commissions and car allowance. Approximately one third of total Field Account and Tele-Sales Representative compensation is in the form of commissions tied to sales performance and account growth. We use a number of commission and bonus schemes with varying terms depending on the role and grade of the employee. Bonus schemes are based on key business drivers such as: return on base, account growth, new business and development of staff and revenues. Our senior sales managers' bonuses are also linked to our overall profitability.

Marketing and Brand Management

Our marketing team is responsible for strategy, product development for our printed directories, pricing, market research, advertising, promotion and sales support materials. It is also responsible for overall branding strategy and public relations.

Internet Services

Our proprietary database, experienced sales professionals, established customer base and our "Thomson Directories" brand has enabled us to widely introduce and cross-sell online classified advertisements since late 1998. We retain printed advertisements in a digital format, which facilitates producing Internet ready versions of our customers' advertisements. We have a website services agreement with a supplier, TDL InfoSpace (Europe) Limited (previously a related party, as described on page 34) whereby it hosts our online directory on our proprietary Thomweb site as well as on many other popular websites.

Throughout 2001, we licensed business listing content from our database to TDL InfoSpace (Europe) Limited for a fee of £50,000. TDL InfoSpace (Europe) Limited gains distribution for our database and associated online advertising together with content it supplies to other websites. TDL InfoSpace (Europe) Limited integrates our online directory with other content such as local weather forecasts, news and horoscopes in creating its content packages. As well as being distributed on our own Thomweb Internet site, these packages are co-branded with the "co-brand" partners and distributed on various other websites (the "InfoSpace Network").

Based on unaudited information provided by TDL InfoSpace (Europe) Limited, these content packages collectively generated approximately 10.0 million page impressions per month during the latter part of 2001. Page impression figures represent the number of times Internet users consult a website page every month.

Prior to September 2000, we acted under an exclusive sales agency agreement with TDL InfoSpace (Europe) Limited to sell enhanced classified business listings on their behalf to our customers in the United Kingdom. We retained a sales commission for this activity and paid an annual fee to TDL InfoSpace (Europe) Limited for their services. Under the terms of our new website service agreement with TDL InfoSpace (Europe) Limited dated 1 September 2000, we retain all advertising revenues and pay a fee to TDL InfoSpace (Europe) Limited for their services. As a result of this change in the nature of the sales arrangement with TDL InfoSpace (Europe) Limited, we now recognise Internet advertising revenues and fees paid to TDL InfoSpace (Europe) Limited evenly over the twelve month period of the advertising contract.

Our Internet advertising packages incorporate variations on the following features:

- an online business listing with a higher position page in an "enhanced listing" section and an adjacent "Info Button" where the advertiser's details are presented and hyper-text linked to the advertiser's website;

- an online version of the customer's printed advertisement; and

- guaranteed placement in the "preferred listings" section, which is currently limited to the first five listings of a customer's business category and a "branded" sponsorship button, which the user may click to go to the advertiser's website.

We sell our Internet packages on a geographical area basis that corresponds to the scoping of our printed directories. Similar to our printed directories, customers can purchase multiple advertisements to appear when a user searches in a number of different geographical areas of the Internet directory. We update the Internet directory with new advertisements each month.

During 2001 we sold Internet advertising to approximately 20% of our existing printed directories customer base, down slightly from 21% in 2000. Published Internet advertising sold during 2001 amounted to £4.4 million however, following the change in the timing of Internet revenue recognition from 1 September 2000, Internet advertising revenues recognised as revenue in 2001 amounted to just £3.5 million.

We have entered the Internet advertising segment primarily utilising our existing personnel. Over time, we expect to add some dedicated Internet sales force. We believe that our online directory complements our printed directories products and provide operational synergies and cross-selling opportunities with our existing printed directories business.

Business Information

Our Business Information team sells business information from our proprietary database relating to U.K. businesses to both wholesale and retail customers. In the wholesale category, our sales are relatively concentrated. A small number of large companies use information from our database to update their own databases for resale purposes or to incorporate such information from our database in their products and services. Our wholesale customers include direct marketing companies, a directory enquiries service and several of the major U.K. credit companies, who use our database for marketing and compiling business information reports. Wholesale customers are either charged an annual licence fee or a royalty, based on usage or a percentage of product sales and subject to a minimum fee. Licence agreements with our wholesale customers generally have terms from three to five years. Revenues are recognised over the period of the licence agreements.

In the retail category, we develop and market the following products and services:

- *Business Search Pro* is a CD-ROM that contains approximately 2.1 million business listings providing name, address, telephone numbers and business type. Details for each business listing may also show number of employees, how long the business has been at that location, senior decision maker, fax number and type of premise. This additional information allows the CD-ROM to be used for many purposes including direct marketing with enhanced credit metering technology enabling our customers to download data from our database on a "pay-as-you-go" basis. Business Search Pro acts as both a directory enquiry and a direct marketing tool. The addition of TPS/FPS matching is a unique selling point in the market.

- *New Connections* is a monthly subscription service that provides customers with information for sales and marketing purposes such as whether a business has recently started trading or relocated and is targeted at 90 different types of businesses who benefit from this kind of information.

- *New Connections Plus X* is another Business Information innovation. It provides customers with sales and marketing information about small businesses that started up or relocated over the past six months and are still in business. This product is now bundled with the core New Connections product to help get customers started immediately with their marketing activities.

As there are very few incremental costs in producing the data in a format suitable for Business Information customers, this business area generates higher operating margins than our overall operating margins. Revenues relating to Business Information have increased to £6.2 million in 2001 (2000: £5.7 million) due to wholesale customer account growth and continued growth in retail product sales.

International Operations

In February 1999, we established a Belgian joint venture, TDL Belgium S.A., with Déficom S.A., a local investor, to provide printed and Internet directories in Belgium. At that time, we and Déficom S.A. each held a 47% direct interest in TDL Belgium S.A., with the remainder to be transferred to its management team.

On 30 March 2001 the Group sold its investment in, and loans to, TDL Belgium S.A. to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited, the company's ultimate U.K. parent company. The investment and loans were sold for £4.1 million, the value of the net investment including loans and our portion of the joint venture's losses since inception reflected in the Group's accounts on that date. The Group has no further funding obligations in this regard.

The Thomson Name

We have the right to use the "Thomson" name in connection with both printed and online directories in the United Kingdom until the end of 2027 pursuant to a licence agreement with The Thomson Corporation of Canada. Annual royalty payments after 1998 under the licence are nominal. The licence agreement provides for termination of the licence upon several enumerated changes of control. We obtained the written consent of The Thomson Corporation for the change of control on 1 August 2000, when TDL Infomedia Limited, the ultimate U.K. parent company of the Group, was acquired by SEAT Pagine Gialle SpA. No other changes of control occurred through the date of this annual report.

B T Data Supply

Our principal source for business listings data is British Telecom, which provides such data pursuant to a non-exclusive licence agreement for an annual fee that was £0.5 million in 2001 (2000: £0.4 million).

On 1 January 1999, in order to comply with the Telecommunications (Open Network Provision) (Voice Telephony) Regulations 1998 and in response to the recommendations of the Office of Telecommunications, British Telecom made its core database more widely available and adopted a new pricing mechanism for this database. As a result of British Telecom's desire to replace our existing licence with a new "standard" licence which will be available to persons using the data for the purpose of providing directories or a directory information service, our existing licence was terminated on 31 December 2000. With effect from 1 January 2001 we entered into a new licence agreement pursuant to which we are required to pay an annual capped fee of £500,000 for usage of all classified data, plus additional royalties for any A-Z usage of residential data.

Properties

In January 2001 we purchased Thomson House in Farnborough, our national headquarters and largest property, covering approximately 71,500 sq. ft.

At 31 December 2001 we also occupied a further 14 leased properties located throughout the United Kingdom. These leased properties house our regional sales offices and warehouse and vary in size from 900 sq. ft. to 8,000 sq. ft. These properties have leases expiring at various dates between 2002 and 2015. Each of the properties is insured in accordance with the terms of the relevant leases.

Legal Proceedings

We are not aware of any current pending or threatened litigation or disputed claims, arbitration or regulatory agency action against any member of our group of companies that would materially affect its operations or assets. We also are not aware of any circumstances which might give rise to any such proceedings.

Regulatory Environment

1996 Report on the Supply of Classified Directory Advertising Services in the United Kingdom

In 1995, the U.K. Office of Fair Trading, the government agency responsible for enforcing competition policy under the Fair Trading Act 1973, undertook a review of the classified directories industry due to concerns regarding the market position of BT Yellow Pages (now Yell Group Limited), its rates of return and its ability to act anti-competitively. As a result of that review, the Director General of Fair Trading, who heads the Office of Fair Trading, requested the Monopolies and Mergers Commission to investigate and report on the supply of classified directories advertising services in the United Kingdom under the monopoly provisions of the Fair Trading Act 1973. The Monopolies and Mergers Commission is now known as the Competition Commission. The primary directories covered by the request were BT Yellow Pages and Thomson Local directories.

In March 1996, the Monopolies and Mergers Commission published its report entitled "Classified Directory Advertising Services." The Monopolies and Mergers Commission concluded that BT Yellow Pages held a monopoly position in the classified directories advertising services market and that it was exploiting this position by charging excessive prices to advertisers in BT Yellow Pages. It also found that BT Yellow Pages' publication of local directories was likely to reduce the effectiveness of competition to BT Yellow Pages. The Monopolies and Mergers Commission report outlined several recommendations to the Secretary of State for Trade and Industry including the imposition of a limit on the annual increase in rates for advertising in BT Yellow Pages, a prohibition of British Telecom from publishing or distributing more than one consumer classified directory in any particular area and establishment of BT Yellow Pages as a separate subsidiary of British Telecom. The Secretary of State for Trade and Industry accepted the Monopolies and Mergers Commission's recommendations, with the exception of the requirement that BT Yellow Pages be established as a separate subsidiary. The Secretary of State also sought undertakings from British Telecom requiring it to publish annual financial statements for its classified directories business and to provide the Office of Fair Trading with information so that it could monitor the effectiveness of the remedies. On 26 July 1996, the Department of Trade and Industry announced that British Telecom had agreed to give these undertakings.

In March 1996, the Department of Trade and Industry asked the Director General of Fair Trading to report back in three years, or earlier, if necessary, on the effectiveness of British Telecom's undertakings in addressing the MMC's concerns.

Following its review of the effectiveness of these undertakings, on 11 May 2001 the Office of Fair Trading announced that the price cap limiting annual increases in advertising rates by Yell Group Limited should be tightened from RPI (as measured by the retail price index) minus 2% to RPI minus 6% every year for a period of four years for directories published from January 2002. It also stated that Yell Group Limited is required to observe certain other conditions including a prohibition on publishing more than one printed consumer classified directory in each distribution area except as allowed in certain limited areas and an obligation to prepare and make available financial statements in respect of the printed consumer classified directory business. Yell Group Limited has given undertakings requiring it to observe the conditions. The Director General of Fair Trading has undertaken to keep under review the operation and ongoing effectiveness of the undertakings.

1998 OFTEL Statement on the Provision of Directory Information Services and Products and 1999 OFTEL Publication on Responses to the Statement on the Provision of Directory Information Services and Products

The Office of Telecommunications is the regulator for the U.K. telecommunications industry. On 25 September 1998, the Office of Telecommunications published a Statement entitled "Provision of Directory Information Services and Products" ("1998 OFTEL Statement") to address the privacy concerns of individual subscribers concerning the manner in which their directory information is used, ensure that customers have access to more comprehensive directory information services and directories and enable competition to develop in the supply of directory information services and directories. In particular, the Office of Telecommunications proposed to amend British Telecom's licence under the Telecommunications Act 1984, as at 1 January 1999, to give potential service providers of directory information the right to request downloads of directory information from British Telecom's directory database and online access to British Telecom's directory enquiries database on the same terms as public telecommunications operators who already had access. The Office of Telecommunications stated that the purpose of this modification was to promote competition in the provision of telephone directories and directory information services.

The 1998 OFTEL Statement also proposed the development of a Code of Practice on the use of directory information in order to provide a workable set of rules and guidelines on the use of individuals' directory information. Pursuant to this proposal, the Office of the Data Protection Registrar (which administered the Data Protection Act 1984 (the "DPA 84") and will, as the Data Protection Commissioner, now administer the Data Protection Act 1998 (the "DPA 98") which has replaced and superceded the DPA 84), issued the Code of Practice on Telecommunications Directory Information Covering the Fair Processing of Personal Data (the "Code of Practice") on 21 December 1998.

In May 1999, OFTEL published a Statement entitled "Responses to the Statement on the Provision of Directory Information Services and Products." The Office of Telecommunications confirmed its amendment to British Telecom's licence, effective as at 1 January 1999, to allow equal access to British Telecom's database of subscribers provided that it is for the purpose of providing directories or a directory information service, regardless of who actually offers such products or services.

Data Protection Legislation

Pursuant to British Telecom's licence, any person downloading British Telecom's database of subscribers must undertake to comply with data protection legislation, including DPA 98, which replaces and supersedes the DPA 84, and any relevant codes of practice issued by the Office of the Data Protection Registrar.

The first "data protection principle" which was set out in the DPA 84 required all personal data to be "processed" fairly. "Processing," in relation to information or data, means obtaining, recording or holding the information or data or carrying out any operation or set of operations on the information or data. The Code of Practice provides guidance on the application of this requirement to processing of personal data held, or derived from, telecommunications directory services or products. Specifically, the Code of Practice discusses the fair processing of personal data based upon the type of directory information released or made available. For example, the Code of Practice states that the information that individuals request to be listed in a telephone directory may not be changed without their permission and directory enquiry services may only provide an individual's telephone number if the person calling the directory service provides the name and home address of the individual. Although the Code of Practice relates primarily to residential subscribers, telecommunications directory information that relates to sole traders and partnerships established in England and Wales is likely to be considered personal data and, therefore, the same requirements relating to information about residential subscribers under the DPA 84 would apply.

The DPA 98 maintains the requirement that personal data must be processed fairly. The Data Protection Commissioner considers that the processing of personal data in breach of the Code of Practice will be a breach of the fair processing requirement of the DPA 98.

The Data Protection Commissioner interprets the first data protection principle in both the DPA 84 and the DPA 98 to mean that personal data should not be processed in a particular manner if it was not obvious, or actually pointed out, to the individual concerned, when he or she provided the data, that they might be processed in that manner, unless the individual concerned has subsequently consented to the processing. The Data Protection Tribunal has supported this interpretation in a number of cases.

The DPA 98 supplements the first data protection principle with an explicit requirement to provide information to the individuals to whom personal data relate—specifically, information about the identity of the person controlling their data, the purposes for which the data is used and any other information necessary to ensure that the processing is fair. This requirement will arise even where the data are not collected directly from the individual concerned. There will be an exception to the requirement where providing the information would involve a disproportionate effort, but the circumstances in which providing the information would be deemed to involve a disproportionate effort are not yet clear. Transitional relief provisions provided in the DPA 98 have now expired.

Breach of the first data protection principle is not a criminal offence. The Data Protection Commissioner may, however, respond to a breach by serving an enforcement notice, which requires the data user to take steps to remedy the breach. Breach of an enforcement notice is a criminal offence. The DPA 98 introduces a new right for individuals to claim compensation if they suffer damage or, in certain circumstances, distress as a result of a breach of the requirements of the DPA 98, including the first data protection principle, which includes the requirement to provide information to individuals.

Implementation in the United Kingdom of Directive Concerning Data Protection in the Telecommunications Sector

The Telecommunications (Data Protection and Privacy) (Direct Marketing) Regulations 1998 (the "1998 Regulations") came into force on 1 May 1999, and implemented Directive 97/66/EC of the European Parliament and of the Council of the European Union of 15 December 1997, concerning the processing of personal data and protection of data privacy in the telecommunications sector. The directive and 1998 Regulations apply to the processing of personal data in connection with the provision of publicly available telecommunications services, including unsolicited communications for direct marketing purposes through the use of telecommunications services. With effect from 16 August 1999, the 1998 Regulations were slightly modified by the Telecommunications (Data Protection and Privacy) Regulations 1999 (the "1999 Regulations"). The 1998 Regulations were replaced by the 1999 Regulations on 1 March 2000. The regime established by the 1999 Regulations is substantially identical to that established by the 1998 Regulations.

The 1999 Regulations distinguish between individual and corporate subscribers to telecommunications services. "Individual subscribers" include sole traders who are individuals trading under their own name or under a business name, whose businesses do not have a legal personality distinct from that of the individual concerned. "Individual subscribers" also include partnerships established in England and Wales. "Corporate subscribers" include companies organised under the Companies Act 1985, Scottish partnerships and other corporate bodies.

The 1999 Regulations differentiate between unsolicited direct marketing telephone calls and direct marketing faxes. "Direct marketing" is defined in the 1999 Regulations as the communication of any advertising or marketing material on a particular line. Pursuant to the 1999 Regulations, individual subscribers and not corporate subscribers have the right to indicate that they do not wish to receive direct marketing phone calls. In addition, direct marketing faxes are not permitted to be sent to individual subscribers unless the subscribers have given their prior consent. Corporate subscribers have the right to indicate that they do not wish to receive unsolicited direct marketing faxes. In addition, publishers of publicly available directories are required to exclude an entry relating to a particular number if either an individual or corporate subscriber requests omission of its entry.

The European Commission has proposed a draft Directive to replace Directive 97/66/EC on personal data in the telecommunications sector which has had its first reading in the European Parliament. Amendments adopted in the first reading would result in an "opt-out" regime applying to listings in public directories, ie a subscriber is entitled to have his / her personal data omitted from the directory. This would apply also to unsolicited electronic communications, including e-mail, for direct marketing purposes. However, the Council of Member States has indicated that it will continue to support the "opt-in" regime originally proposed by the Commission. It is therefore not clear which approach will finally be adopted. A further vote in the European Parliament on all amendments put forward by the Council of Member States is expected in May 2002.

FINANCIAL REVIEW

On 1 August 2000, the Group was indirectly acquired by SEAT Pagine Gialle SpA, as described on page 8. With the exception of a reduction in the estimated useful life of goodwill from 20 years to 15 years following a review thereof by the directors after the acquisition of the Group by SEAT Pagine Gialle SpA, the change in control did not have a significant impact on the Group's results for the year ended 31 December 2000.

Revenue Recognition

We recognise revenues from the sale of advertisements placed in each paper directory when the completed directory is distributed to households and businesses in the respective regions. Costs directly related to sales, production, printing and distribution of each directory are recorded initially as work in progress and then matched against related revenues upon distribution.

With effect from 1 September 2000 our Internet advertising arrangement changed and we now recognise Internet advertising revenues evenly over the 12 month period of the advertising contract. Previously we recognised Internet advertising commission revenues in full on publication of the Internet advertisement in the same way as paper directory revenues. This change in the timing of Internet revenue recognition arose following a change in the nature of the sales arrangement with TDL InfoSpace (Europe) Limited and our customers from sales agent to principal (as described on page 13). With effect from 1 September 2000 incremental costs directly related to the sale of Internet advertisements are recognised evenly over the 12 month period of the advertising contract. All other operating costs are recognised during the period when incurred.

Our publication schedule is adjusted from time to time to accommodate changes to the length of the selling period, changes to sales staffing levels, our response to market and competitive conditions and the introduction of new directories. As a result, individual directories may be published at a different time each year and may move from one quarter to another. Both quarterly and year-to-year results, therefore, depend on both timing and performance factors

Turnover

Turnover increased by 1.9% from £90.3 million in 1999 to £92.0 million in 2000 and by 1.2% to £93.1 million in 2001. During this period print directory revenues decreased from £86.5 million in 1999 to £86.3 million in 2000 before increasing to £86.9 million in 2001. The decline in print directory revenues in 2000 reflects the reduction in our directory customer base from approximately 92,800 in 1999 to 88,900 in 2000, caused partly as a result of operational inefficiencies during the reorganisation of our tele sales operations in 2000 and partly as a result of increased AVAs. Since then our customer base has stabilized, with print directory advertising sold to 88,839 customers in 2001.

Other key performance indicators used by management, such as return on base and average value per account, have however improved during 2001. Return on base, which represents the revenues generated from our previous year's customers as a percentage of the total revenues generated in the previous year, increased from 79.4% in 1999 to 80.2% in 2000 and 81.6% in 2001. Similarly, the average value per account in our paper directories increased from £932 in 1999 to £966 in 2000 and £975 in 2001.

Since its introduction in late 1998, published Internet advertising sales grew from £2.8 million in 1999 to £4.6 million in 2000 before decreasing to £4.4 million in 2001. The increase in published Internet advertising revenues in 2000 reflected the increase in the number of customers during the period, with 21% of directory customers purchasing Internet advertisements in 2000, up from 14% in 1999. Internet advertising was sold to approximately 20% of directory customers in 2001. Following the change in the Internet advertising arrangement on 1 September 2000 (described on page 13) Internet advertising revenues recognised in the accounts amounted to £3.4 million in 2000 and £3.5 million in 2001.

Business Information revenues have also grown rapidly during the last two years, increasing from £4.1 million in 1999 to £5.7 million in 2000 and to £6.2 million in 2001. These increases have been driven primarily by wholesale customer account growth, coupled with continued growth in retail product sales.

Cost of Sales

Our principal costs in this category are direct sales costs, production, paper and printing. At the individual directory level, production, paper and printing costs are largely fixed for an established circulation. Gross margins decreased from 57.7% in 1999 to 57.4% in 2000 and 57.0% in 2001 primarily as a result of the increased production costs associated with the introduction of full colour advertising in 39 of our directories in 2000.

Prior to 31 December 2001, when our existing contracts expired (as described on page 11), we outsourced our printing and paper requirements to two printers located in Spain and Sweden. We purchase approximately 10,000 tonnes of directory grade paper per annum under fixed price arrangements negotiated early each year. After peaking at approximately £627 per tonne in 1995, paper prices decreased steadily each year to approximately £415 per tonne in 2000 and 2001. Consequently, paper costs as a percentage of print directory revenues decreased from 6.5% in 1999 to 6.1% in 2000 before increasing to 6.3% in 2001 following the introduction of 3 new directories during 2001. Our printing charges represented 6.2% of our print directory revenues in 1999, 6.8% in 2000 and 7.0% in 2001. The increase in 2000 and 2001 reflects the impact of the additional costs associated with full colour advertising, which was introduced in 39 of our directories in 2000.

Direct sales expense correlates closely with the size of our sales force. Our ability to complete selling in each directory within a prescribed time frame depends on sales staff levels and productivity. The size of our direct sales force has decreased gradually from 480 in 1999 to 477 in 2000 and 463 in 2001. Despite the headcount reduction direct sales expenses have increased slightly from 25.5% of turnover in 1999 to 25.9% of turnover in 2000 and 26.3% of turnover in 2001 following a restructuring of sales staff remuneration packages.

Operating Costs

Our operating costs include advertising, general and administrative expenses, distribution costs, office costs, bad debts and customer credits and depreciation and amortisation charges. The increase in operating costs from £35.8 million in 1999 to £44.0 million in 2000 primarily reflects the impact of a goodwill amortisation charge of £11.9 million in 2000, compared to £4.3 million in 1999. The increase in the goodwill amortisation charge in 2000 reflects (i) the full year impact of the charge in 2000, and (ii) the impact of a reduction in the estimated useful life of goodwill from 20 years to 15 years with effect from 1 August 2000. Operating costs decreased to £41.9 million in 2001 primarily as a result of accommodation savings of approximately £1.0 million per annum following the acquisition of Thomson House in January 2001 and the release of a £1.0 million onerous property provision raised in 2000. Consequently, as a percentage of turnover, our operating costs increased from 39.6% in 1999 to 47.9% in 2000 before decreasing to 45.0% in 2001.

Results of Operations

The following table summarises our historical results and cash flows for the years ended 31 December 1999, 2000 and 2001. The data for 1999 represent a combination of data derived, without adjustment, from the audited consolidated accounts of TDL Group Limited for the seven month period ended 30 July 1999 and the consolidated accounts of TDL Infomedia Holdings plc for the period 31 July 1999 to 31 December 1999, both of which are included elsewhere in this report. The combination of the two periods is not necessarily indicative of what the results would have been for the year ended 31 December 1999 if the 1999 Acquisition had occurred at the beginning of the period. The data for 2000 and 2001 are derived, without adjustment, from the audited consolidated accounts of TDL Infomedia Holdings plc included elsewhere in this report.

	Year Ended 31 December (£ in thousands)		
Operating results	**1999**	**2000**	**2001**
Turnover	90,299	92,014	93,137
Cost of sales	(38,173)	(39,222)	(40,052)
Gross profit	52,126	52,792	53,085
Acquisition costs	(3,244)	-	-
Operating costs	(35,779)	(44,039)	(41,924)
Operating profit	13,103	8,753	11,161
Operating loss from joint venture	(2,163)	(2,931)	(636)
Net interest expense	(14,003)	(21,455)	(18,568)
Loss on ordinary activities before taxation	(3,063)	(15,633)	(8,043)
Taxation	(2,353)	(1,002)	(2,205)
Loss on ordinary activities after taxation	(5,416)	(16,635)	(10,248)
Cash flows			
Net cash inflow from operating activities	19,594	18,509	30,564
Returns on investments and servicing of finance	(4,710)	(14,098)	(11,112)
Tax paid	(2,395)	(1,700)	(690)
Capital expenditure and financial investments	(2,240)	(1,482)	(11,546)
Net cash received for sale of loans and joint venture interest	-	-	807
Purchase of subsidiary	(140,110)	-	-
Cash acquired with subsidiary	7,273	-	-
Net cash (outflow)/inflow before financing	(122,588)	1,229	8,023
Net cash inflow/(outflow) for financing	136,841	(4,521)	(14,579)
(Increase)/decrease in term deposits	(3,616)	3,616	-
Increase/(decrease) in cash	10,637	324	(6,556)

Year ended 31 December 2001 compared to year ended 31 December 2000

Turnover of £93.1 million was recognised in 2001, an increase of 1.2% from £92.0 million in 2000.

Revenues from paper directories increased from £86.3 million in 2000 to £86.9 million in 2001 as a result of the increased average value of print directory accounts ("AVAs") from £966 in 2000 to £975 in 2001. The directory customer base was relatively static at 88,839 in 2001, compared to 88,900 in 2000.

Published internet advertising sold decreased by 5% from £4.6 million in 2000 to £4.4 million in 2001 as a result of a reduction in the proportion of print directory customers buying Internet advertising, from 21% in 2000 to 20% in 2001. Internet advertising revenues recognised in the accounts, however, increased slightly from £3.4 million in 2000 to £3.5 million.

Business Information revenues increased by 8.6% to £6.2 million in 2001 from £5.7 million in 2000. This increase was driven by wholesale customer account growth and continued growth in retail product sales.

Cost of sales increased by 2.1% from £39.2 million in 2000 to £40.1 million in 2001 following the introduction of the three new directories during 2001. Gross margins decreased from 57.4% in 2000 to 57.0% in 2001.

Operating costs decreased from £44.0 million in 2000 to £41.9 million in 2001 as a result of lower advertising spend and accommodation savings following the purchase of Thomson House in January 2001. Furthermore, following the sub-letting of a leased property no longer occupied by the Group, the Group released £1.0 million of an onerous lease provision raised in 2000.

The increase in turnover, coupled with the reduction in operating costs, contributed to an increase in operating profit from £8.8 million in 2000 to £11.2 million in 2001.

The Group sold its interest in its joint venture, TDL Belgium S.A. on 30 March 2001. The Group's share of the joint venture's operating losses (before interest and taxation) during 2001 up to the date of sale totalled £0.6 million (2000: losses of £2.9 million). The investment in, and loans to, TDL Belgium S.A. were sold for £4.1 million, the value of the net investment including loans and our share of the joint venture's losses since inception reflected in the Group's accounts on that date.

The decrease in the net interest expense from £21.5 million in 2000 to £18.6 million in 2001 reflects the reduction in borrowings during the period and the reduced interest rates incurred on bank borrowings following the refinancing thereof in December 2000.

Year ended 31 December 2000 compared to year ended 31 December 1999

Turnover of £92.0 million was recognised in 2000, an increase of 1.9% from £90.3 million in 1999. The results for 2000 reflect the impact of the change in the timing of Internet revenue recognition, described previously.

Revenues from paper directories decreased from £86.5 million in 1999 to £86.3 million in 2000. Although the Group successfully increased AVAs by 3.7%, from £932 in 1999 to £966 in 2000, the impact of this increase was offset by a reduction in the directory customer base from 92,800 in 1999 to 88,900 in 2000 caused partly as a result of operational inefficiencies following the reorganisation of our tele sales operations and partly as a result of the increase in AVAs.

Published internet advertising sold increased by 64% from £2.8 million in 1999 to £4.6 million in 2000. Following the change in the Internet sales arrangement, £1.2 million of internet advertising sales during the period September to December 2000 have been deferred to 2001. Consequently, only £3.4 million of Internet advertising revenues have been recognised in the results for 2000.

Business Information revenues increased by 39% to £5.7 million in 2000, compared to £4.1 million in 1999. This increase was driven by an increase in AVAs and account volumes across all product lines.

Cost of sales increased by 2.7% from £38.2 million in 1999 to £39.2 million in 2000, primarily as a result of inflationary increases. Gross profit increased 1.3% from £52.1 million in 1999 to £52.8 million in 2000 although as a percentage of turnover it decreased slightly from 57.7% in 1999 to 57.4% in 2000 as a result of increased production costs associated with the introduction of full colour advertising in 39 of our directories in 2000.

Operating costs increased from £35.8 million in 1999 to £44.0 million in 2000 primarily as a result of an increased goodwill amortisation charge in 2000 of £11.9 million, compared to £4.3 million in 1999. The increase reflects the full year impact of the charge, coupled with the impact of a reduction in the estimated useful life of goodwill from 20 years to 15 years with effect from 1 August 2000.

Following the acquisition of title of one of the Group's leased properties on 6 January 2001, the Group released its provision of £1.8 million to make good any dilapidations on expiry of the lease. New provisions totalling £1.3 million were raised during 2000 to cover onerous lease commitments on two leased properties no longer occupied by the Group.

Operating profit decreased from £13.1 million in 1999 to £8.8 million in 2000. This reduction in operating profits is due primarily to the £7.6 million increase in the goodwill amortisation charge for the year.

The Group's joint venture, TDL Belgium, published 15 local directories during 2000, generating revenues of £2.2 million. Revenues for the six local directories publishing in both 1999 and 2000 were stable compared to the £1.2 million of revenues generated from the six directories published in 1999, but these revenues were achieved with a 22.7% reduction in sales days as the company concentrated on the development of new titles. TDL Belgium published its first business to business directory during 2000, generating revenues of £3.6 million. The Group's share of TDL Belgium's operating losses (before interest and taxation) for the year to 31 December 2000 totalled £2.9 million (1999: £2.2 million).

The increase in net interest expense from £14.0 million in 1999 to £21.5 million in 2000 primarily reflects the full year impact of the financing raised in connection with the 1999 Acquisition.

Liquidity and Capital Resources

Cash flow and funding

Our principal source of liquidity is cash flow generated from operations. In addition we have access to (i) a Multicurrency Facility with Sogerim S.A., a subsidiary of Telecom Italia S.p.A., which had an undrawn balance at 31 December 2001 of £16.3 million and (ii) an unutilised £3.0 million revolving credit facility with our bankers.

Cash generated by operating activities amounted to £19.6 million in 1999, £18.5 million in 2000 and £30.6 million in 2001.

The reduction in cash generated by operating activities from £19.6 million in 1999 to £18.5 million in 2000 reflects the impact of a £4.4 million working capital cash outflow in 2000, which offset the impact of the improved profitability of the Group in 2000. Group operating profits (before depreciation, amortisation and share of joint venture losses) increased from £19.3 million in 1999 to £23.0 million in 2000. The working capital cash outflow of £4.4 million in 2000 relates primarily to loan funding provided to our Belgian joint venture of £5.0 million during 2000. The increase in cash generated by operating activities from £18.5 million in 2000 to £30.6 million in 2001 reflects the increase in Group operating profits (before depreciation, amortisation and share of joint venture losses) from £23.0 million in 2000 to £27.6 million in 2001, the proceeds received on the sale of our Belgian joint venture of £4.1 million and the reduction in funding provided to the joint venture prior to the date of sale.

Cash was used to pay taxes of £2.4 million in 1999, £1.7 million in 2000 and £0.7 million in 2001 and net interest of £4.7 million in 1999, £14.1 million in 2000 and £11.1 million in 2001. The increase in net interest paid in 2000 reflects the full year impact of the debt borrowed in connection with the acquisition completed in July 1999. The reduction in net interest paid in 2001 reflects the reduction in borrowings during the period and the reduced interest rates incurred on bank borrowings following the refinancing thereof (as described below).

Cash outflows in connection with capital expenditure and financial instruments amounted to £2.2 million in 1999, £1.5 million in 2000 and £11.6 million in 2001. The increase in 1999 reflects the Group's investment of £807,000 in TDL Belgium S.A. and the increase in 2001 reflects the purchase of our corporate head office in Farnborough, Hampshire, in January 2001 for £9.5 million. We anticipate capital expenditure of approximately £2.5 million in 2002.

The cash flows specifically associated with the 1999 Acquisition are discussed further below under "Borrowings".

Borrowings

The 1999 Acquisition resulted in cash outflows of £140.1 million for the acquisition of shares, £66.9 million to repay borrowings as well as outflows in connection with costs associated with the raising of debt. These debt raising costs amounted to £11.8 million within TDL Infomedia Holdings plc and to £10.0 million within TDL Infomedia Group plc. At the TDL Infomedia Holdings plc level the acquisition was funded through an equity investment (including capital contribution) of £68.3 million, a share for share exchange valued at £11.4 million and borrowings of £150.0 million. At the TDL Infomedia Group plc level the equity investment (including capital contribution) amounted to £91.1 million with borrowings of £125 million. The Group borrowings consisted of: (1) borrowings by TDL Infomedia Group plc of £55.0 million under a £65.0 million senior credit facility, (2) borrowings by TDL Infomedia Group plc of £70.0 million under a senior subordinated financing facility which has been refinanced by the issue of £70,000,000 12.125% Senior Subordinated Notes due 2009 and (3) borrowings by TDL Infomedia Holdings plc of £25.0 million under a senior discount financing facility which has been refinanced by the issue of US $87,360,000 15.5% Senior Discount Notes due 2010 at a price of 47.366%.

Following the change of control of the Group on 1 August 2000 a tender offer was made to acquire all the outstanding Senior Subordinated and Senior Discount Notes at 101% of the principal amounts outstanding. Acceptances were received from holders of £2,250,000 of the Senior Subordinated Notes. No acceptances were received from holders of the Senior Discount Notes. At 31 December 2001, £67,750,000 of the Senior Subordinated Notes remained outstanding and all the Senior Discount Notes remained outstanding.

The senior debt of £55.0 million raised at the time of the 1999 Acquisition was refinanced on 29 December 2000 under a one year syndicated revolving credit facility of £65.0 million bearing interest at an effective rate of LIBOR plus 110 basis points.

On 14 December 2001 the Thomson group entered into a new, one year £65.0 million Multicurrency Facility agreement with Sogerim S.A., a subsidiary of Telecom Italia S.p.A. This facility bears interest at LIBOR/EURIBOR plus 87.5 basis points. As at 31 December 2001, the Thomson group had drawn £48.7 million under this facility, of which £39.0 million had been drawn down by TDL Infomedia Holdings plc and its subsidiaries. The undrawn balance under this facility of £16.3 million on 31 December 2001 is considered by the Group to be sufficient for present working capital requirements. The directors believe they will be able to refinance this facility when it becomes repayable, on the earlier of a change of control or 14 December 2002 (see "Risk Factors" on page 82).

Quantitative and Qualitative Disclosures About Market Risk

The following table summarises the expected maturity date and fair value of our outstanding financial instruments at 31 December 2001.

	Expected Maturity Date of Financial Instruments (excluding accrued interest)							2001
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
				£'000				
Variable rate borrowings								
Sterling	39,000	-	-	-	-	-	39,000	39,000
Weighted average interest rate							4.9038%	
Fixed rate borrowings								
Sterling	-	-	-	-	-	67,750	67,750	73,170
Weighted average interest rate							12.125%	
US Dollars	-	-	-	-	-	39,411	39,411	48,165
Effective weighted average interest rate							16.10%	

Exchange risk management

The Group raised part of its high yield debt denominated in US dollars. The principal amount of the debt is US $87.36 million, but it was issued on 13 October 1999 at 47.366% of the principal amount. The debt accretes value at 15.5% p.a. for five years after which interest is payable. The principal value, including value accreted to 15 October 2004, is repayable on 15 October 2010. The value of this instrument was US $57.2 million translated to £39.4 million at 31 December 2001 (31 December 2000 - $49.2 million translated to £32.9 million).

The directors have, subsequent to the year end, decided to part hedge the dollar exchange rate exposure by purchasing forward US $60 million.

During 2001 the Group paid for some of its paper requirements in euro. At 31 December 2001 the Group held euro bank balances of €104,756 or £63,943 (31 December 2000 - nil).

Previously, the Group paid for some of its the paper requirements in Spanish pesetas. In 1999 the Group used forward exchange contracts to minimise fluctuations in the exposure to such foreign currency denominated liabilities. These contracts expired in 2000. At 31 December 2000 the Group held Spanish peseta bank balances of Ptas 324 million or £1.2 million to cover liabilities due up to February 2001. At 31 December 2001 the Group had no Spanish peseta denominated liabilities and consequently no Spanish peseta bank balances. There were no Spanish peseta forward exchange contracts held at 31 December 2000 or 31 December 2001.

Interest rate risk management

We finance our operations through a combination of cash flows from operations, long-term loans, high yield debt finance and bank borrowings. The directors aim to minimise exposure to fluctuating interest rates along with the potential impact on liquidity by holding a significant proportion of borrowings on fixed interest rates.

The Group raised high yield debt at fixed rates during 1999. The debt was still outstanding at the end of the year. At 31 December 2001 73.3% (2000: 65%) of the Group's borrowings were at fixed rates.

To reduce our floating rate interest exposure, in September 1999 we entered into interest rate collars to hedge £41.25 million of borrowings under our senior credit facility to match the profile of our bank debt. These collars, which were transacted at a cap of 6.98% and a floor of 5.20%, were cancelled on 29 December 2000 at a cost of £57,400. At 31 December 2001 there were no interest rate hedges outstanding.

Liquidity risk

The Group has to ensure that it maintains continuous sources of funding and at formation in July 1999 was set up so that nearly 91% of borrowings would mature after more than five years. At 31 December 2001 73.3% were due to mature in more than 5 years (2000: 65%).

Concentration of Credit risk

The majority of our turnover is derived from selling advertising to small to medium-sized businesses, although we do have several larger national customers. Our accounts receivable balance of £17.9 million at 31 December 2001 (2000: £18.6 million) is comprised of several small balances. No one customer comprised more than 10% of our annual sales during each of the three years during the period ended 31 December 2001 or more than 5% of our accounts receivables balances at 31 December 2000 and 2001. In the ordinary course of our business we extend credit to these customers for advertising purchases. Our advertising sales are concentrated in the South East regions of the United Kingdom. If there was an economic downturn in the South East regions of the United Kingdom or the other local economies of the communities we serve, our ability to collect amounts due to us may be adversely affected.

Net Income and Shareholders' Equity Determined Under U.S. GAAP

You should read the notes to the audited financial statements included elsewhere in this report for a discussion of the differences between U.K. GAAP and U.S. GAAP as well as net income and shareholders equity determined under U.S. GAAP. Some of the differences include:

- Capitalisation and amortisation of goodwill and identifiable intangibles acquired in connection with business combinations;

- Deferral of sales costs related to directories in progress (see below);

- Basis of calculation and recognition of cost of providing pension benefits; and

- The recognition of deferred taxes using a full liability method.

As stated on page 19, costs directly related to sales and other related overheads are initially recorded as work in progress and deferred, along with the related deferred revenue. Upon delivery, the deferred revenue and deferred costs are then both recognised. Under U.K. GAAP, such costs are deferred and recorded as inventory to the extent the expenditures are incurred in the normal course of business to bring the product or service to its present location and condition. Previously, this treatment was also acceptable under U.S. GAAP and widely used in the telephone directory publishing industry. However, in December 1999 the Securities and Exchange Commission ("SEC") in the United States issued Staff Accounting Bulletin No 101 "Revenue Recognition in Financial Statements" ("SAB 101"). Among other things, SAB 101 summarised the SEC staff's view related to the deferral of costs associated with deferred revenue. Implementation of SAB 101, as amended by SAB 101a and 101b, was required no later than the Group's fourth fiscal quarter in 2000. After giving consideration to guidance provided by SAB 101 (and subsequent interpretations) the Group changed its accounting for the deferral of sales and other related overheads for U.S. reporting purposes to include only the incremental direct costs associated with selling and creating the directories. Accordingly, the Group recorded a one-time after-tax charge of £3,580,000, £(0.09) per share, during the year ended 31 December 2000 to reflect the cumulative effect of the adoption of SAB 101. The Group's revenue recognition policy is in line with the guidance provided by SAB 101 and accordingly, the adoption of SAB 101 had no impact on the Group's revenue as reported under U.S. GAAP.

Other than the differences related to goodwill expense and the charge related to the cumulative effect of adopting SAB 101, the preceding discussion on our Operating Trends, Liquidity and Capital Resources is substantially the same under U.K. GAAP as it is under U.S. GAAP.

Proposed Changes in Accounting Standards

As disclosed in the notes to the audited financial statements, included elsewhere in this report, we prepare our accounts in accordance with U.K. GAAP and reconcile profit after taxation, shareholders' equity and cash flows to U.S. GAAP. At 31 December 2001, three new accounting standards issued by the Financial Standards Board, FAS 141 "Business Combinations", FAS 142 "Goodwill and Other Intangible Assets" and FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", had not yet been adopted by the Group.

FAS 141 is applicable to all business combinations initiated after June 30, 2001 and requires that they are accounted for under the purchase method of accounting. FAS 141 has no impact on the financial information presented.

FAS 142 is first applicable to the Group's financial statements for the year ending December 31, 2003. It requires that goodwill and other intangible assets with an indefinite useful life are tested at least annually for impairment, rather than amortized periodically. On initial adoption of FAS 142, the Company is required to test the existing goodwill for impairment. The Company is currently determining the impact of the standard, its transitional impairment test.

FAS 144 is first applicable to the Group's financial statements for the year ending 31 December 2002. It provides guidance on estimating cash flows when performing recoverability tests, requires that a long-lived asset to be disposed of other than by sale be classified as "held and used" until it is disposed of and establishes more restrictive criteria to classify an asset as "held for sale". FAS 144 has no impact on the financial information presented.

Common European Currency

The single European currency known as the euro came into existence on 1 January 1999, but the United Kingdom is not one of the 12 European Union Member States currently participating. Our turnover currency consists of sales primarily made in the United Kingdom and is not directly affected by the change of currency. Although no decision has been made as to when, or even if, the United Kingdom will participate in the single European currency we believe that our commercial operations can be adapted to accommodate the euro without a material adverse effect on our operations.

Effect of Inflation

Because of the relatively low level of inflation experienced in the U.K., inflation did not have a material impact on the results of operations for the periods presented.

Historical Financial and Other Information

The following (a) historical financial and other information for the year ended 31 December 2001, the year ended 31 December 2000 and the period from 31 July 1999 to 31 December 1999 has been derived without adjustment from the audited consolidated financial statements of TDL Infomedia Holdings plc and its subsidiaries, (b) the historical financial and other information for the period from 1 January 1999 to 30 July 1999, the year ended 31 December 1998 and for the period from 5 June 1997 to 31 December 1997 has been derived without adjustment from the audited consolidated financial statements of TDL Group Limited and its subsidiaries and (c) the selected historical financial and other information for the period from 1 January 1997 to 4 June 1997 has been derived without adjustment from the audited financial statements of Thomson Directories Limited. This table should be read in conjunction with "Operating Review," "Financial Review" and the annual accounts of TDL Infomedia Holdings plc and its subsidiaries and accompanying notes appearing elsewhere in this report. We have prepared a reconciliation between U.K. GAAP and U.S. GAAP for the applicable financial information for the three years ended 31 December 2001, as required by the SEC, but not for other periods. See "Annual Accounts."

	Thomson Directories Limited	TDL Group Limited			TDL Infomedia Holdings plc		
	From 1 Jan 1997 to 4 June 1997	From 5 June 1997 to 31 Dec 1997	Year ended 31 Dec 1998	From 1 Jan 1999 to 30 July 1999	From 31 July 1999 to 31 Dec 1999	Year ended 31 Dec 2000	Year ended 31 Dec 2001
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Profit and Loss Data							
U.K. GAAP:							
Turnover	23,913	54,401	85,724	40,648	49,651	92,014	93,137
Cost of Sales	(12,502)	(26,323)	(38,073)	(17,601)	(20,572)	(39,222)	(40,052)
Gross Profit	11,411	28,078	47,651	23,047	29,079	52,792	53,085
Acquisition Costs	-	(408)	-	(3,244)	-	-	-
Other Operating Costs	(15,373)	(19,149)	(32,468)	(17,262)	(18,517)	(44,039)	(41,924)
Operating Profit/(Loss)	(3,962)	8,521	15,183	2,541	10,562	8,753	11,161
Share of Loss in Joint Venture	-	-	-	(1,061)	(1,102)	(2,931)	(636)
Interest Receivable	16	253	840	157	236	963	163
Interest Payable	(49)	(4,488)	(8,499)	(3,607)	(10,789)	(22,418)	(18,731)
Profit/(Loss) Before Tax	(3,995)	4,286	7,524	(1,970)	(1,093)	(15,633)	(8,043)
Taxation	828	(1,861)	(2,266)	(854)	(1,499)	(1,002)	(2,205)
Profit/(Loss) After Tax	(3,167)	2,425	5,258	(2,824)	(2,592)	(16,635)	(10,248)
Dividends declared per share	-	-	-	9p	-	-	-
Other Data							
U.K. GAAP:							
Depreciation and Amortisation	3,277	1,344	2,044	1,025	5,144	14,213	16,461
Capital Expenditure	992	1,191	1,168	1,137	591	1,488	11,577
Operating Cash Flow	2,262	8,551	16,030	9,029	10,565	18,509	30,563
Defined EBITDA(1)	(669)	10,526	18,067	6,967	15,942	23,929	27,785
Adjusted EBITDA(2)	(685)	10,273	17,227	6,810	15,706	22,966	27,622
Ratio of Earnings to Fixed Charges(3)		1.8x	1.8x		1.0x		
Return on Base(4)		(7) 82.5%	82.9%		(8) 79.4%	80.2%	81.6%
Number of Printed Directories Accounts(4)		(7) 92,334	91,316		(8) 92,834	88,877	88,839
Average Value per Printed Directories Account (£) (4), (5)		(7) £846	£928		(8) £932	£966	£975
Number of Printed Directories		(7) 164	164		(8) 167	170	173

	Thomson Directories Limited	TDL Group Limited			TDL Infomedia Holdings plc		
	From 1 Jan 1997 to 4 June 1997 £'000	From 5 June 1997 to 31 Dec 1997 £'000	Year ended 31 Dec 1998 £'000	From 1 Jan 1999 to 30 July 1999 £'000	From 31 July 1999 to 31 Dec 1999 £'000	Year ended 31 Dec 2000 £'000	Year ended 31 Dec 2001 £'000
Balance Sheet Data (At End of Period)							
U.K. GAAP:							
Fixed Assets(6)		5,571	4,796		206,503	191,252	190,857
Total Assets		44,868	44,221		257,344	238,065	222,681
Net Current Assets/(Liabilities)		12,149	5,753		16,203	(32,558)	(36,651)
Total Assets less Current Liabilities		17,720	10,549		222,706	158,694	154,206
Total Debt		75,588	66,513		147,828	151,738	144,042
Net Debt		69,520	61,967		136,303	143,505	142,365
Net Assets/(Liabilities)		(58,320)	(53,037)		77,120	60,485	50,237
Capital stock		9	9		397	397	397
Number of shares ('000)		894	915		39,712	39,712	39,712
Shareholders' Equity		(58,320)	(53,037)		77,120	60,485	50,237
U.S. GAAP Data							
Total Revenues	23,913	54,401	85,724	40,648	49,651	92,014	93,137
Net Income/(loss) before .... cumulative effect adjustment	(3,618)	191	1,649	(4,898)	(1,260)	(11,718)	(5,382)
Net Income/(loss) (9)	(3,618)	191	1,649	(4,898)	(1,260)	(15,298)	(5,382)
Ratio of Earnings to Fixed Charges (3), (9)		1.5x	1.4x		1.1x		
Fixed Assets (6)		59,774	55,695		118,237	99,206	104,695
Total Assets (9)		104,651	100,975		176,022	148,114	133,702
Net Current Assets/(Liabilities) (9)		17,729	11,608		23,147	(30,463)	(39,468)
Total Assets less Current Liabilities (9)		77,503	67,303		141,384	68,743	65,227
Total Debt		76,349	68,514		151,464	154,799	146,161
Net Debt		70,281	63,970		139,939	146,566	144,484
Net Assets/(Liabilities) (9)		420	2,094		(19,360)	(34,205)	(42,792)
Shareholders' Equity (9)		420	2,094		(19,360)	(34,205)	(42,792)

(1) The Defined EBITDA measures presented in this table are consistent with the definition of EBITDA set out in the Senior Subordinated and Senior Discount note indentures where EBITDA is defined as consolidated net income plus (i) taxation, (ii) consolidated interest expense, (iii) depreciation, (iv) amortisation of intangibles and (v) cash payments of expenses arising in connection with acquisitions. Defined EBITDA may not be comparable to similarly titled measures used by other companies.

(2) The Adjusted EBITDA measures presented in this table represent Defined EBITDA (as described in note (3) above) excluding consolidated interest receivable.

(3) Earnings represent profit or loss before tax plus fixed charges and our share of the loss in the joint venture. Fixed charges represent total interest payable and an amount representative of the interest component of rental expense. Under U.K. GAAP, our earnings were inadequate to cover fixed charges by £4.0 million, £0.8 million, £12.7 million and £7.4 million in the period from 1 January 1997 to 4 June 1997, the period from 1 January 1999 to 30 July 1999, the year ended 31 December 2000 and the year ended 31 December 2001 respectively. Under U.S. GAAP, our earnings were inadequate to cover fixed charges by £4.3 million in the period from 1 January 1997 to 4 June 1997, by £3.1 million in the period from 1 January 1999 to 30 July 1999, by £12.8 million in the year ended 31 December 2000 and by £2.6 million in the year ended 31 December 2001. (4) We calculate return on base, number of printed directories accounts and average value per printed directories account only on a calendar-year basis, not for interim periods. These measures are operating performance measurements used by management. They are not financial measures in accordance with any generally accepted accounting principles.

(5) Calculated by dividing printed directories revenues by the total number of printed directories accounts sold during the year. Average value per printed directories account is an operating performance measurement used by management. It is not a financial measure in accordance with any generally accepted accounting principles.

(6) Fixed assets consist of tangible assets, goodwill, intangible assets and fixed asset investments (incl. interests in joint ventures).

(7) Represents data for the full year from 1 January to 31 December 1997.

(8) Represents data for the full year from 1 January to 31 December 1999.

(9) Certain U.S. GAAP data reflects the cumulative effect of the Group's adoption of SAB 101 related to deferred costs. See Note 30 to the Financial Statements and the preceding discussion on page 27 for more information.

DIRECTORS AND EMPLOYEES

The following table sets forth information about the directors of TDL Infomedia Holdings plc, the executive officers of TDL Group Limited and Thomson Directories Limited and other members of senior management of Thomson Directories Limited who served during 2001.

Name	Age	Position
Executive and Non-Executive Directors of TDL Infomedia Holdings plc:		
Gary List* (1)	50	Executive Director of TDL Infomedia Holdings plc and Chief Executive Officer of Thomson Directories Limited
Linda Pancratz* (1)	46	Executive Director of TDL Infomedia Holdings plc and Operations Director of Thomson Directories Limited
Kevin Watson*	36	Executive Director of TDL Infomedia Holdings plc and Director, Finance of Thomson Directories Limited

*Also a director of TDL Infomedia Limited and TDL Infomedia Finance Limited.

Name	Age	Position
Other Members of Senior Management:		
Andrew Hopson	37	Management Information Services and Publishing Director of Thomson Directories Limited
Douglas Bisset	50	Regional Sales and Customer Relations Director of Thomson Directories Limited
Sheila Fleming	41	Regional Sales Director of Thomson Directories Limited
Richard Staunton	36	Regional Sales Director of Thomson Directories Limited
Kendall Gordon	44	Marketing and Strategic Development Director of Thomson Directories Limited
Laurence O'Toole	32	Business Information and New Media Director of Thomson Directories Limited

(1) Gary List retired on 1 February 2002. Linda Pancratz was appointed Chief Executive of Thomson Directories Limited with effect from 1 February 2002.

Gary List was the Chief Executive Officer of Thomson Directories Limited from June 1997 until his retirement on 1 February 2002. He was also a director of TDL Belgium S.A. until his retirement on 1 February 2002. Prior to June 1997, Mr. List held a variety of executive positions with U S WEST, including President of International Information Services, Managing Director of Thomson Directories Limited and Chief Financial Officer of U S WEST Marketing Resources Group. Prior to joining U S WEST in 1987, Mr. List was Vice President and Controller at Burger King Corporation and worked nine years at Price Waterhouse. He received a Masters Degree in Business Administration from the University of Pittsburgh and a Bachelor of Arts Degree in Natural Science from St. John's University.

Linda Pancratz was appointed Chief Executive of Thomson Directories Limited on 1 February 2002. Prior to that Ms Pancratz was the Operations Director of Thomson Directories Limited from 1997 until 2002. Ms Pancratz joined the Group as Sales Director in 1995. She is also a director of TDL Belgium S.A. and Thomson Directories Pension Company Limited. From 1986 through 1995, she held several executive positions with U S WEST, including Vice President of Sales and Services of the Business and Government Service Unit, Vice President of Small Business Services of the Northern Region, Vice President of Mass Markets Service Delivery and Vice President of Market Services Organisation. Prior to joining U S WEST, Ms Pancratz worked for nine years with Northwestern Bell Telephone Company in a variety of marketing, sales management and operational positions. She received a Bachelor of Science Degree in Business Administration from the University of North Dakota, graduating with honours. Ms. Pancratz also attended Stanford University and Northwestern University where she completed Executive Management Programs. Ms Pancratz is also a director of Mobile Commerce Limited.

Kevin Watson has been the Finance Director of Thomson Directories Limited since 1998. He is also a director of TDL Belgium S.A. and InDirect S.P.R.L. Mr. Watson joined TDL Group Limited from Dairy Crest Group plc in February 1998 where he was Finance Director of the logistics division. Prior to this appointment, he had been recruited to manage the 1996 flotation of Dairy Crest Group plc on the London Stock Exchange. Prior to joining Dairy Crest Group plc, Mr. Watson worked for five years in the Corporate Finance Department of Coopers & Lybrand. He became a member of the Institute of Chartered Accountants in England and Wales in 1989 and graduated from Bristol University with an Economics and Accountancy Degree in 1986.

Andrew Hopson was appointed Management Information Services and Publishing Director of Thomson Directories Limited on 1 February 2002. Prior to that Mr Hopson was the Management Information Services Director of Thomson Directories Limited from 1999 until 2002. He joined Thomson Directories Limited in 1995 as a Development and Support Manager. From 1992 to 1995 he was Information Technology and Telecommunications Manager at IMS International, which is a division of Dun & Bradstreet. Mr. Hopson began his employment as a trainee accountant with Reed International before pursuing a career in information technology.

Douglas Bisset was appointed Regional Sales and Customer Relations Director of Thomson Directories Limited on 1 February 2002. Prior to that Mr Bisset was Regional Sales Director of Thomson Directories Limited from July 1997 to 2002. Mr. Bisset joined Thomson Directories in 1987 from Top Frost International Limited as a National Account Executive and was appointed General Sales Manager in 1995.

Sheila Fleming was appointed Regional Sales Director of Thomson Directories Limited in August 2000. Ms. Fleming joined Thomson Directories as a tele-sales rep in June 1985.

Richard Staunton was appointed Regional Sales Director of Thomson Directories Limited in March 2001. Mr Staunton joined Thomson Directories in 2001 from Croner CCH as Director – Group Sales and Marketing. Previously he was President of Spafax Media (North America) and General Manager of The Media Hub.

Kendall Gordon was appointed Marketing and Strategic Development Director of Thomson Directories Limited on 1 February 2002. Prior to that Mr Gordon was Marketing Director of Thomson Directories Limited from September 1999 to 2002. Mr. Gordon joined the company as Marketing Manager in 1989. Previously he was employed as Marketing Manager, Consumer Products by Bayer plc. Prior to joining Bayer plc in 1984, Mr. Gordon was Marketing Manager at Mills and Bonn Ltd. Mr. Gordon received a Bachelor of Arts Degree (with honours) in Economics and Politics from Warwick University.

Laurence O'Toole was appointed Business Information and New Media Director of Thomson Directories Limited on 1 February 2002. Mr O'Toole joined the company as a Marketing Executive in 1996. Previously he worked in the information technology industry for Fujitsu ICL. Mr O'Toole graduated from Manchester Metropolitan University with a Bachelor of Arts Degree (with Honours) in Business Studies.

Board of Directors

TDL Infomedia Holdings plc's articles of association provide for a minimum of one director, other than alternate directors, but do not set any maximum number. Following the retirement of Mr GC List on 1 February 2002 the board of directors of TDL Infomedia Holdings plc currently consists of two members. Directors may be elected by the shareholders at a general meeting or appointed by the members of the board of directors of TDL Infomedia Holdings plc.

The Company does not have a separate audit or remuneration committee.

Compensation of Directors and Executive Officers

The aggregate compensation paid to all persons who served in the capacity of director or executive officer of TDL Group Limited and Thomson Directories Limited in 2001, including bonuses under the bonus scheme described below, was £1.2 million. Pursuant to their employment agreements, executive officers, directors and other members of senior management are entitled to participate in an annual bonus scheme pursuant to which they can receive annual bonus payments for achieving business plan targets.

As at 31 December 2001 retirement benefits were accruing in respect of the three directors under a defined benefit scheme. No cash contributions were made under the scheme during 2001.

Share Ownership

The directors and other members of senior management listed on page 31 each beneficially own less than one percent of the issued share capital of TDL Infomedia Limited, the ultimate U.K. parent company of the Group.

Employment Agreements

Pursuant to employment agreements, Ms Pancratz is employed by TDL Group Limited, and Mr Watson is employed by Thomson Directories Limited. The agreements with Ms Pancratz and Mr Watson are terminable by either party on one year's notice and contain non-compete provisions that restrict them from being involved with, for the period of their employment and for a period ranging from six months to one year thereafter, any business relating to classified directories.

Employees

The average number of persons employed by the Group during the period, by category was:

	1999	2000	2001
Sales and Marketing	580	572	584
Production	126	121	116
Administration	146	152	156
	852	845	856

Approximately 40 employees are members of the Supervisory, Administrative and Technical Association (S.A.T.A.) labour union. The Group has a good relationship with S.A.T.A.

Certain Relationships and Related Party Transactions

Relationships and Transactions Relating to TDL InfoSpace (Europe) Limited

In July 1998, Thomson Directories Limited formed a joint venture with InfoSpace.com, Inc. pursuant to which TDL InfoSpace (Europe) Limited, the joint venture vehicle, would develop Internet content services by acquiring Internet content, developing technology to enable the use of that content such as through data search and retrieval and developing distribution channels for the sale of that content and technology. Thomson Directories Limited and InfoSpace.com, Inc. each initially contributed £300,000 to the joint venture. Gary List, the Chief Executive Officer of TDL Group Limited and Thomson Directories Limited, was a director of InfoSpace.com, Inc. from July 1998 to May 2000.

TDL InfoSpace (Europe) Limited holds non-exclusive licences of Thomson Directories' database and InfoSpace.com, Inc's website technology for the purposes of developing and marketing Internet content services. In addition, for the period July 1998 to August 2000, Thomson Directories Limited and TDL InfoSpace (Europe) Limited were parties to a website services agreement under which TDL InfoSpace (Europe) Limited hosted Thomson Directories' website (www.thomweb.co.uk) and Thomson Directories had an exclusive sales agency agreement with TDL InfoSpace (Europe) Limited to sell enhanced classified business listings on their behalf to customers in the United Kingdom. We retained a sales commission for this activity and paid an annual fee to TDL InfoSpace (Europe) Limited for their services.

In January 1999, Thomson Directories Limited sold its interest in TDL InfoSpace (Europe) Limited at cost for £300,000 to TDLI.com Limited, a company owned by the principal shareholders of TDL Infomedia Limited. At the time four directors of Thomson Directories Limited, Mr GC List, Ms LM Pancratz, Mr JG Hudson and Mr KJ Watson were directors of TDLI.com Limited. At the time seven directors of TDL Group Limited, Mr GC List, Ms LM Pancratz, Mr J G Hudson, Mr KJ Watson, Mr HW Battcock, Mr BR Norman and Mr EA Barton were directors of TDLI.com Limited. On 29 January 1999 Mr GC List, Ms LM Pancratz, Mr KJ Watson, Mr JG Hudson, Mr BR Norman and Mr HW Battcock and their immediate families held beneficial interest in shares of TDL Group Limited and TDLI.com Limited. In addition, Mr HW Battcock had an interest in funds which had invested in TDLI.com Limited and TDL Group Limited.

In connection with its purchase of the joint venture interest, TDLI.com Limited assumed some of the rights and obligations of Thomson Directories Limited under the agreement governing the joint venture. However, Thomson Directories Limited agreed to guarantee the performance by TDLI.com Limited of all of its obligations under the agreement.

TDLI.com Limited's purchase of the joint venture interest was funded by Thomson Directories Limited pursuant to an intercompany funding agreement, with interest accruing at four per cent per annum above the base rate at Barclays Bank plc. As at 30 December 1999, the amount outstanding under the intercompany funding agreement was £300,000.

On 1 September 2000, InfoSpace Inc (previously InfoSpace.com Inc.) acquired 100% of the issued share capital of TDLI.com Limited. The amounts owed by TDLI.com Limited to Thomson Directories Limited under the intercompany funding agreement were settled in full on completion of the sale and, with the exception of the restriction from engaging in activities that would compete with TDL InfoSpace (Europe) Limited (which remained in effect for a period of one year), Thomson Directories Limited was released from all obligations and guarantees under the TDL InfoSpace (Europe) Limited joint venture agreement. Mr List, Mr Watson and Ms Pancratz resigned as directors of TDLI.com Limited and TDL InfoSpace (Europe) Limited at that time.

Thomson Directories Limited continues to licence its database on a non-exclusive basis to TDL InfoSpace (Europe) Limited under the terms of a revised database licence agreement dated 1 September 2000 for the purposes of TDL InfoSpace (Europe) Limited developing and marketing Internet content services.

On 1 September 2000 Thomson Directories Limited entered into a new website and merchant services agreement with TDL InfoSpace (Europe) Limited pursuant to which Thomson Directories Limited has exclusive rights to sell preferred listings on the "InfoSpace Network" in the United Kingdom. We pay a monthly fee to TDL InfoSpace (Europe) Limited based on the revenues earned from advertisers or other third parties purchasing listing enhancements provided under this agreement. The agreement also sets forth the revenue sharing arrangements in respect of revenue generated from sales of banner advertisements and sponsorship.

Other Related Party Transactions and Relationships

On 30 July 1999 TDL Infomedia Group plc purchased for a consideration of £149.7 million TDL Group Limited. Four directors of TDL Infomedia Limited, Mr GC List, Ms LM Pancratz, Mr KJ Watson and Mr HW Battcock, were directors of TDL Group Limited at the time. Mr GC List, Ms LM Pancratz and Mr KJ Watson and their immediate families held beneficial interests in shares of TDL Group Limited and TDL Infomedia Limited at the time. In addition, Mr HW Battcock had an interest in funds which had invested in TDL Group Limited and TDL Infomedia Limited.

During 1999 and 2000 the Group loaned BEF 146 million and BEF 331 million (approximately £2.3 million and £5.0 million) respectively to TDL Belgium SA. Prior to the sale of thereof on 30 March 2001, the Group loaned a further BEF100 million (approximately £1.7 million) to the joint venture. The Group sold its investment in, and loans to, TDL Belgium SA to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for £4.1 million, the net asset value reflected in the Group's accounts on the date of sale. The Group has no further funding obligations in this regard. Three directors of the Company, Mr GC List, Ms LM Pancratz and Mr KJ Watson were also directors of TDL Belgium SA throughout 2001. Mr GC List retired on 1 February 2002.

Thomson Directories Limited recharges the Thomson Pension Fund the costs of administration and independent advisors borne by Thomson Directories Limited. The total amount recharged in the year to 31 December 2001 was £22,874 (2000 : £13,264).

During the year ended 31 December 1998, TDL Group Limited paid £22,500 in fees to 3i plc for the services of Eric Barton as a non-executive director. £18,000 of this amount related to 1998. The amount recharged during the period 1 January 1999 to 30 July 1999, the date of Mr Barton's resignation was £10,500.

On 14 December 2001 the Group refinanced its bank borrowings with a new Multicurrency Facility agreement of £65.0 million from Sogerim SA, a Telecom Italia subsidiary.

ANNUAL ACCOUNTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of TDL Infomedia Holdings plc

We have audited the accompanying consolidated balance sheet of TDL Infomedia Holdings plc as of 31 December 2001 and the related consolidated profit and loss account and statements of total recognised gains and losses, changes in shareholders' funds and cash flows for the year then ended. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TDL Infomedia Holdings plc at 31 December 2001 and the consolidated results of its operations and its consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 30 of Notes to the Financial Statements).

Ernst & Young LLP

ERNST & YOUNG LLP
Southampton, England

27 March 2002

ANNUAL ACCOUNTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of TDL Infomedia Holdings plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts and cash flows present fairly, in all material respects, the financial position of TDL Infomedia Holdings plc and its subsidiaries, being the successor to TDL Group Limited, (collectively the "Company") as at 31 December 2000 and its results of operations and cash flows for the year ended 31 December 2000 and for the period from 31 July 1999 through 31 December 1999 and the results of operation and cash flows of TDL Group Limited and its subsidiary for the period from 1 January 1999 to 30 July 1999, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of profit expressed in sterling for the year ended 31 December 2000, the period from 31 July 1999 through 31 December 1999 and the period from 1 January 1999 through 30 July 1999 and the determination of total shareholders' funds and consolidated financial position also expressed in sterling at 31 December 2000 to the extent summarised in Note 30 to these financial statements.

PricewaterhouseCoopers
London, England

21 March 2001

TDL INFOMEDIA HOLDINGS PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	TDL Group Limited Period from 1 Jan 1999 through 30 July 1999 £'000	TDL Infomedia Holdings plc Period from 31 July 1999 through 31 Dec 1999 £'000	Year ended 31 December 2000 £'000	Year ended 31 December 2001 £'000
Turnover (incl. share of joint ventures)		40,648	50,281	94,703	93,461
Less: share of joint venture turnover		-	(630)	(2,689)	(324)
Turnover	2	40,648	49,651	92,014	93,137
Cost of sales		(17,601)	(20,572)	(39,222)	(40,052)
Gross profit		23,047	29,079	52,792	53,085
Acquisition costs		(3,244)	-	-	-
Other operating costs	3	(17,262)	(18,517)	(44,039)	(41,924)
Group operating profit	4	2,541	10,562	8,753	11,161
Share of loss in joint venture		(1,061)	(1,102)	(2,931)	(636)
Total operating profit		1,480	9,460	5,822	10,525
Interest receivable and similar income	7	157	236	963	163
Interest payable and similar charges	8	(3,607)	(10,789)	(22,418)	(18,731)
Loss on ordinary activities before taxation		(1,970)	(1,093)	(15,633)	(8,043)
Taxation on loss on ordinary activities	9	(854)	(1,499)	(1,002)	(2,205)
Loss on ordinary activities after taxation		(2,824)	(2,592)	(16,635)	(10,248)
Dividends and appropriations		(80)	-	-	-
Retained loss		(2,904)	(2,592)	(16,635)	(10,248)

There were no recognised gains or losses other than those shown above.

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above and their historical cost equivalents. A statement of movements in shareholders' funds is given in note 22.

A summary of the significant adjustments to loss on ordinary activities after taxation for the period that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 30 of Notes to the Financial Statements.

The accompanying notes form an integral part of these Financial Statements.

TDL INFOMEDIA HOLDINGS PLC
CONSOLIDATED BALANCE SHEETS

	Notes	2000 £'000	2001 £'000
Fixed assets			
Intangible assets	10	191,882	177,756
Tangible assets	11	3,859	13,101
Current assets			
Work in progress		6,386	7,865
Debtors:			
amounts falling due within one year	12	24,029	22,282
after one year	12	8,165	-
Cash at bank and in hand		8,233	1,677
		46,813	31,824
Creditors: amounts falling due within one year	13	(79,371)	(68,475)
Net current liabilities		(32,558)	(36,651)
Total assets less current liabilities		163,183	154,206
Creditors: amounts falling due after one year	14	(96,941)	(103,809)
Provisions for liabilities and charges	17	(1,268)	(160)
Interest in joint venture			
Share of gross assets		3,317	-
Share of gross liabilities		(7,806)	-
	18	(4,489)	-
Net assets		60,485	50,237
Capital and reserves			
Called up share capital	19	397	397
Share premium account	19	39,315	39,315
Other reserves	20	40,000	40,000
Profit and loss account	21	(19,227)	(29,475)
Total equity shareholders' funds	22	60,485	50,237

A summary of the significant adjustments to total equity shareholders' funds that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 30 of Notes to the Financial Statements.

The accompanying notes form an integral part of these Financial Statements.

TDL INFOMEDIA HOLDINGS PLC
CONSOLIDATED GROUP CASH FLOW STATEMENTS

	Notes to cash flow statement	TDL Group Limited Period from 1 Jan 1999 through 30 July 1999 £'000	TDL Infomedia Holdings plc Period from 31 July 1999 through 31 Dec 1999 £'000	Year ended 31 December 2000 £'000	Year ended 31 December 2001 £'000
Net cash inflow from operating activities	1	9,029	10,565	18,509	30,564
Returns on investments and servicing of finance.					
Interest received		157	303	710	159
Interest paid		(2,452)	(2,718)	(14,808)	(11,271)
Net cash outflow from returns on investment and servicing of finance		(2,295)	(2,415)	(14,098)	(11,112)
Tax paid		(107)	(2,288)	(1,700)	(690)
Capital expenditure and financial investments					
Payments to acquire tangible fixed assets		(1,137)	(591)	(1,488)	(11,577)
Receipts from sales of tangible fixed assets		2	-	6	31
Investment in associate		(807)		-	-
Current asset investment		289	4	-	-
Net cash outflow for capital expenditure and financial investments		(1,653)	(587)	(1,482)	(11,546)
Acquisitions and disposals					
Purchase of subsidiary undertaking		-	(140,110)	-	-
Net cash acquired with subsidiary undertaking		-	7,273	-	-
Net cash received for sale of loans and investment in joint venture		-	-	-	807
Net cash (outflow)/inflow for acquisitions and disposals		-	(132,837)	-	807
Net cash inflow/(outflow) before financing and management of liquid resources		4,974	(127,562)	1,229	8,023
Financing					-
Issue of ordinary share capital		254	39,712	-	-
Capital contribution		-	28,566	-	-
(Decrease)/increase in borrowings					
bridge loan borrowings		-	95,000	-	-
bridge loans repaid		-	(95,000)	-	-
new long term loans		-	150,000	-	-
new short term loans		-	-	54,000	-
repayment of amounts borrowed		(2,500)	(66,949)	(57,250)	(54,000)
costs associated with raising debt		-	(11,830)	(1,416)	(60)
intergroup borrowings		-	(412)	145	39,481
Net cash (outflow)/inflow for financing		(2,246)	139,087	(4,521)	(14,579)
Management of liquid resources					
Decrease/(increase) in term deposits		-	(3,616)	3,616	-
Net cash (outflow)/inflow for management of liquid resources		-	(3,616)	3,616	-
Increase/(decrease) in cash	2,3	2,728	7,909	324	(6,556)

The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are described in Note 30 of Notes to the Financial Statements.

The accompanying notes form an integral part of these Financial Statements.

TDL INFOMEDIA HOLDINGS PLC
GROUP CASH FLOW STATEMENTS
NOTES TO THE CASH FLOW STATEMENTS

1. RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
Total operating profit	1,480	9,460	5,822	10,525
Depreciation charge	1,025	824	2,303	2,335
Amortisation	-	4,320	11,910	14,126
Share of joint venture losses	1,061	1,102	2,931	636
(Increase)/decrease in work in progress	(2,746)	3,054	(19)	(1,479)
Decrease/(increase) in debtors (1)	3,863	(7,745)	(3,426)	3,961
Increase/(decrease) in creditors	4,346	(450)	(1,012)	(450)
Increase in parent liabilities	-	-	-	910
Net cash inflow from operating activities	9,029	10,565	18,509	30,564

(1) Includes sale of loans to TDL Belgium S.A. - see note 18.

2. ANALYSIS OF NET DEBT

TDL Infomedia Holdings plc	At 31 December 2000	Cash flows	Other non-cash charges	Foreign exchange losses	At 31 December 2001
	£'000	£'000	£'000	£'000	£'000
Cash in hand	8,233	(6,556)	-	-	1,677
Debt due in less than one year	(54,797)	14,378	186	-	(40,233)
Debt due after one year	(96,941)	(5,459)	(495)	(914)	(103,809)
Total net debt	(143,505)	2,363	(309)	(914)	(142,365)

TDL Infomedia Holdings plc	At 31 December 1999	Cash flows	Other non-cash charges	Foreign exchange losses	At 31 December 2000
	£'000	£'000	£'000	£'000	£'000
Cash in hand	7,909	324	-	-	8,233
Short-term deposits	3,616	(3,616)	-	-	-
Debt due in less than one year	(4,052)	(50,145)	(600)	-	(54,797)
Debt due after one year	(143,776)	51,063	(1,959)	(2,269)	(96,941)
Total net debt	(136,303)	(2,374)	(2,559)	(2,269)	(143,505)

TDL INFOMEDIA HOLDINGS PLC
GROUP CASH FLOW STATEMENTS
NOTES TO THE CASH FLOW STATEMENTS

TDL Infomedia Holdings plc	At 30 July 1999	Cash flows	Other Non Cash Charges	Foreign exchange losses	At 31 December 1999
	£'000	£'000	£'000	£'000	£'000
Cash in hand	6,837	7,909	-	-	7,909
Short term deposits	436	3,616	-	-	3,616
Debt due in less than one year	(4,721)	(4,842)	790	-	(4,052)
Debt due after one year	(59,291	(149,332)	6,187	(631)	(143,776)
Total net debt	(56,739)	(142,649)	6,977	(631)	(136,303)

TDL Group Limited	At 1 January 1999	Cash flows	Other Non Cash Charges	Foreign Exchange Losses	At 30 July 1999
	£'000	£'000	£'000	£'000	£'000
Cash in hand	4,109	2,728	-	-	6,837
Short term deposits	436	-	-	-	436
Debt due in less than one year	(7,221)	1,500	1,000	-	(4,721)
Debt due after one year	(59,291)	-	-	-	(59,291)
Total net debt	(61,967)	4,228	1,000	-	(56,739)

3. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
Increase/(decrease) in cash in the period	2,728	7,909	324	(6,556)
Cash outflow/(inflow) to short term deposits	-	3,616	(3,616)	-
Cash outflow/(inflow) from (increase)/decrease in net debt	2,662	(154,174)	918	8,919
Change in debt resulting from cash flows	5,390	(142,649)	(2,374)	2,363
Foreign exchange losses	-	(631)	(2,269)	(914)
Amortisation of debt issue costs	(162)	(3,132)	(2,676)	(309)
Provision for costs associated with repayment of debt	-	10,109	117	-
Movement in net debt in the period	5,228	(136,303)	(7,202)	1,140
Net debt at start of period	(61,967)	-	(136,303)	(143,505)
Net debt at end of period	(56,739)	(136,303)	(143,505)	(142,365)

1. ACCOUNTING POLICIES

These financial statements comprise the accounts of TDL Infomedia Holdings plc, a holding company and its direct and indirect wholly owned subsidiaries, TDL Infomedia Group plc, TDL Group Limited and Thomson Directories Limited, (together the "Group"). Amounts prior to 31 July 1999 relate to TDL Group Limited and its subsidiary, Thomson Directories Limited. As from 31 July 1999, amounts relate to TDL Infomedia Holdings plc. All are referred to as the "Company" herein. The Company publishes classified directories in the United Kingdom and earns revenues and commissions on advertisements contained in such directories. A summary of the principal accounting policies, all of which have been applied consistently, is set out below:

a. Accounting convention

The financial statements have been prepared under the historical cost convention and in accordance with applicable U.K. accounting standards. Accounting principles generally accepted in the U.K. differ in certain significant respects from accounting principles generally accepted in the U.S. The application of the latter would have affected the determination of profit, cash flows and shareholders equity, as detailed in note 30.

b. Use of estimates

The preparation of consolidated financial statements require management to make estimates and assumptions about future events that affect the reporting and disclosure of assets and liabilities at the balance sheet dates and the reported amounts of revenues and expense during the period covered by the consolidated financial statements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.

c. Basis of consolidation

From 1 January 1999 to 31 July 1999 the Group financial statements consolidate the financial statements for TDL Group Limited and its wholly owned subsidiary undertaking, Thomson Directories Limited. TDL Group Limited was acquired, indirectly, by TDL Infomedia Holdings plc on 31 July 1999. Consequently, the Group financial statements from 31 July 1999 consolidate the financial statements for TDL Infomedia Holdings plc and its direct and indirect wholly owned subsidiary undertakings, TDL Infomedia Group plc, TDL Group Limited and Thomson Directories Limited.

The Group's share of net profit or loss of subsidiaries and joint ventures is included in the consolidated profit and loss account, and the Group's share of their net assets is included in the financial statements of the ultimate holding company. Joint ventures, which represent entities in which the Group has a long term interest in a jointly controlled undertaking, are accounted for using the gross equity method. Where subsidiaries and joint ventures do not conform with the Group's accounting policies, appropriate adjustments are made on consolidation in order to present the group financial statements on a consistent basis.

d. *Intangible fixed assets*

Goodwill arising on consolidation represents the excess of the consideration given over the fair value of the separable net assets acquired. Goodwill arising on acquisitions is capitalised and amortised over its estimated expected useful life. Impairment reviews are performed annually to ensure that the intangible asset is not carried above the recoverable amount.

Following the acquisition of TDL Infomedia Limited by SEAT Pagine Gialle S.p.A. on 1 August 2000, the directors have reviewed the useful life of the goodwill, in light of changing market conditions, and determined that the useful life should be revised from 20 years to 15 years.

e. *Turnover*

Turnover arises from the Group's continuing activities and mainly comprises advertising revenue received and receivable in respect of directories published, in both paper and electronic format, during the year, agency sales commission and other income. The majority of the turnover arises in the United Kingdom. Advertising revenue for paper directories is recognised on the publication of directories. Agency sales commission is recognised on completion of sale. Revenues from internet advertising and other services are recognised over the period of the obligation. Turnover is recorded net of VAT and discounts.

f. *Work in progress*

Work in progress comprises the direct costs incurred in producing advertisements for directories not yet published. Work in progress is recognised in the profit and loss account on publication of directories. Work in progress is recognised at the lower of cost and net realisable value.

g. *Fixed assets, depreciation and amortisation*

Fixed assets are stated at cost, net of depreciation and provision for permanent diminution in value.

Depreciation is provided on a straight-line basis at rates calculated to write off the cost of each asset over its estimated useful life. The annual rates for the major classes of tangible fixed assets are as follows:

Freehold properties	6.7%
Short-term leasehold properties	Period of lease
Software	33.3%
Computer equipment	33.3%
Office furniture and equipment	10-20%

The carrying value of tangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

h. *Fixed asset investments*

Fixed asset investments are stated at the lower of cost and net realisable value.

i. Provisions

A provision is recognised where there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

j. Financial instruments

Financial assets are recognised when the Group has rights or other access to economic benefits. Such assets consist of cash, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. When these criteria no longer apply, a financial asset or liability is no longer recognised.

k. Derivative financial instruments

The derivative instruments used by the Group, which are used solely for hedging purposes, comprise interest rate caps and floors and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the Group in line with the Group's risk management policies. Interest rate differentials under cap and floor arrangements are recognised by adjustment to net interest payable. Forward foreign exchange contracts are valued in the accounts when the underlying exposure which it is hedging matures. At this point the instrument is valued at the appropriate market rate, after having taken account of selling costs. Any resultant gains and losses are reflected in the consolidated profit and loss account.

l. Borrowings and debt issue costs

All borrowings are initially stated at the fair value of the consideration received after the deduction of issue costs. Issue costs, together with finance costs, are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding.

m. Operating leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.

n. Pensions

The Group operates a defined benefit scheme available to all its employees. Pension costs are charged to the profit and loss account so as to spread the costs (as a level percentage of salary) over the estimated average service lives for the employees in the scheme.

o. *Deferred Taxation*

Provision is made for deferred taxation on timing differences using the liability method except where it is unlikely that the timing difference will reverse in the foreseeable future.

p. *Foreign Currency Transactions*

Transactions in foreign currencies are recorded at the rate ruling on the date of the transaction except for those covered by a forward contract where the forward rate is recorded. All foreign exchange differences are taken to the profit and loss account.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

The accounts of overseas subsidiary undertakings are translated to the rate of exchange ruling at the balance sheet date. The exchange difference arising on retranslation of opening net assets is taken directly to reserves. All other translation differences are taken to the profit and loss account.

2. TURNOVER

An analysis of segmental sales revenues, all of which are revenues from external customers, is as follows:

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
U.K. Paper Directories	38,528	47,977	86,297	86,918
Internet Services	1,427	1,417	3,418	3,498
Business Information	2,164	1,982	5,673	6,161
Less: Discounts	(1,471)	(1,725)	(3,374)	(3,440)
Total	40,648	49,651	92,014	93,137

3. OTHER OPERATING COSTS

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 20001
	£'000	£'000	£'000	£'000
Distribution costs	1,684	1,819	3,606	3,865
Administrative expenses	15,578	16,698	40,433	38,059
	17,262	18,517	44,039	41,924

48

4. GROUP OPERATING PROFIT

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
Group operating profit is stated after charging:				
Auditors' remuneration—audit Services	35	99	170	85
Auditors' remuneration—non-audit services	-	30	80	5
Rental costs relating to operating leases	2,672	1,942	4,866	3,229
Depreciation of tangible fixed assets	1,025	824	2,303	2,335
Amortisation of intangible fixed assets	-	4,320	11,910	14,126
Advertising costs	2,007	550	1,528	822

Rental costs relating to operating leases stated above, include hire of plant and machinery of £2,566,000 for the year ended 31 December 2001, £3,224,000 for the year ended 31 December 2000, £1,809,000 for the five months ended 31 December 1999 and £1,325,000 for the seven months ended 30 July 1999.

During the period from 31 July 1999 to 31 December 1999, the auditors received £824,719 for non-audit services charged against financing costs and £165,600 for non-audit services relating to the 1999 Acquisition.

5. EMPLOYEES

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
The average number of persons employed by the Group during the period, by category was:				
Sales and marketing	588	587	572	584
Production	128	123	121	116
Administration	137	145	152	156
	853	855	845	856

5. EMPLOYEES - continued

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
The aggregate remuneration and associated costs of Group employees was:				
Salaries and wages	14,735	10,997	26,084	27,484
Social security costs	1,515	1,133	2,705	2,875
Pension costs (see note 23)	244	175	863	1,293
	16,494	12,305	29,652	31,652

6. DIRECTORS' EMOLUMENTS

Total emoluments of all directors for services to the group are:

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
Aggregate emoluments	570	556	1,302	1,248

At 31 December 2001 retirement benefits were accruing in respect of three directors under the Group's defined benefit scheme. No cash contributions to the pension scheme were made in the year in respect of any of the directors.

	TDL Group Limited	TDL Infomedia Holdings plc		
Highest paid director	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
Aggregate emoluments and benefits (excluding gains on exercise of share options and value shares received)	395	282	652	623
Defined benefit schemes				
Accrued pension at end of period	-	16	20	24

6. DIRECTORS' EMOLUMENTS - *continued*

At 31 December, 2001 three of the directors of the Company were also directors of its principal subsidiaries. During 2001, the remuneration for one of the directors was paid directly by Thomson Directories Limited whilst the remuneration for the remaining directors was paid by TDL Group Limited and recharged to Thomson Directories Limited through a management charge.

Mr E A Barton's remuneration as a non-executive director of TDL Group Limited of £10,500 for the period 1 January 1999 to 30 July 1999 was paid to 3i plc. Mr E A Barton resigned on 30 July 1999.

7. INTEREST RECEIVABLE AND SIMILAR INCOME

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
Interest receivable on short term deposits	157	303	737	159
Gain/(loss) on foreign currency revaluation	-	(73)	213	-
Interest receivable by joint venture	-	6	13	4
	157	236	963	163

8. INTEREST PAYABLE AND SIMILAR CHARGES

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
On bank loans, overdrafts and notes	3,391	6,959	17,203	16,950
Foreign exchange losses	-	631	2,269	914
Interest payable by joint venture	-	29	243	171
Finance charge on discounting of royalty payments	54	38	27	-
Amortisation and write off of expenses incurred on raising debt finance	162	3,132	2,676	696
	3,607	10,789	22,418	18,731

8. INTEREST PAYABLE AND SIMILAR CHARGES - continued

On the acquisition of Thomson Directories Limited in 1997, TDL Group Limited incurred costs of £2,589,000 raising debt finance. These costs were amortised over the life of the debt. In addition, a liability was established for the minimum sum payable under a royalty agreement of £4,408,000. This was discounted to its net present value. The difference between this value and the actual liability was charged to the profit and loss account over the period of the payments.

On the acquisition of TDL Group Limited in 1999, the Company incurred costs of £10,109,000 raising debt finance. These costs are being amortised over the life of the debt until it becomes fully repayable.

9. TAXATION ON LOSS ON ORDINARY ACTIVITIES

The taxation charge is based upon the results for the period and comprises:

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
Corporation tax	(854)	(4,866)	(7,304)	(8,020)
Group relief	-	2,822	6,302	5,815
Deferred tax	-	545	-	-
	(854)	(1,499)	(1,002)	(2,205)

10. INTANGIBLE ASSETS

Goodwill arising on the acquisition of TDL Group Limited on 31 July 1999 has been capitalised in accordance with Financial Reporting Standard number 10 - Goodwill and Intangible Assets. Following the acquisition of TDL Infomedia Limited by SEAT Pagine Gialle SpA on 1 August 2000, the directors have reviewed the useful life of the goodwill, in light of changing market conditions, and determined that the useful life from the goodwill's inception should be revised from 20 years to 15 years.

	2000 £'000	2001 £'000
Cost		
At 1 January	207,479	208,112
Additions	633	-
At 31 December	208,112	208,112
Amortisation		
At 1 January	4,320	16,230
Charge for the year	11,910	14,126
At 31 December	16,230	30,356
Net book value at 31 December	191,882	177,756

11. TANGIBLE ASSETS

	Freehold Property	Short-term Leasehold Properties	Office Furniture & Equipment	Computer Equipment & Software	Total
	£'000	£'000	£'000	£'000	£'000
Cost					
At 1 January 2001	-	2	5,327	3,027	8,356
Additions	10,045	-	439	1,093	11,577
Disposals	-	-	(312)	(176)	(488)
At 31 December 2001	10,045	2	5,454	3,944	19,445
Depreciation					
At 1 January 2001	-	2	3,167	1,328	4,497
Charge for year	670	-	600	1,066	2,335
Disposals	-	-	(312)	(176)	(488)
At 31 December 2001	670	2	3,455	2,217	6,344
Net book value at 31 December 2001	9,375	-	1,999	1,727	13,101
Cost					
At 1 January 2000	-	2	5,583	6,299	11,884
Additions	-	-	261	1,227	1,488
Disposals	-	-	(517)	(4,499)	(5,016)
At 31 December 2000	-	2	5,327	3,027	8,356
Depreciation					
At 1 January 2000	-	2	2,449	4,758	7,209
Charge for year	-	-	1,235	1,068	2,303
Disposals	-	-	(517)	(4,498)	(5,015)
At 31 December 2000	-	2	3,167	1,328	4,497
Net book value at 31 December 2000	-	-	2,160	1,699	3,859

On 5 January 2001 Thomson Directories Limited acquired the title to Thomson House, 296 Farnborough Road, Farnborough, Hampshire for the sum of £9,550,000 plus associated costs.

12. DEBTORS

	2000	2001
	£'000	£'000
Amounts falling due within one year		
Trade debtors(1)	18,585	17,903
Other debtors	1,602	2,101
Amounts owed by group undertakings	29	8
Prepayments	3,813	2,270
	24,029	22,282
Amounts falling due after one year		
Pension prepayment	104	
Amounts owed by parent undertaking	293	-
Amounts owed by joint ventures	7,768	-
	8,165	-

(1) Trade debtors are stated net of provisions for doubtful debts (see note 30).

13. CREDITORS - AMOUNTS FALLING DUE WITHIN ONE YEAR

	2000 £'000	2001 £'000
Bank loans and overdrafts	54,797	1,139
Trade creditors	2,746	3,703
Amounts owed to parent undertakings	-	42,291
Other creditors	1,113	101
Corporation tax payable	3,065	2,958
Other taxation and social security	4,003	4,169
Accruals and deferred revenue	13,647	14,114
	79,371	68,475

Included in 'Amounts owed to parent undertakings' is an amount of £39,094,000 relating to the Sogerim S.A. loan (see note 15).

14. CREDITORS - AMOUNTS FALLING DUE AFTER ONE YEAR

	2000 £'000	2001 £'000
Bank loans and other borrowings	96,941	103,809

15. BANK LOANS AND OTHER BORROWINGS

On 30 July 1999 the Group entered into a facilities agreement with CIBC World Markets plc for a secured term loan facility of £35,000,000 (repayable by July 2006), a secured term loan facility of £20,000,000 (repayable by 30 July 2007) and a secured revolving credit facility of £10,000,000. The interest rate on these facilities was LIBOR plus 2.25%,LIBOR plus 2.75% and LIBOR plus 2.25% respectively. On 26 May 2000 a repayment of £1,019,000 was made against these facilities. On 29 December 2000 these facilities were repaid in full from the proceeds of a new £65,000,000 revolving credit facility (see below).

On 30 July 1999 the Group borrowed £70,000,000 under a senior subordinated bridge financing facility from CIBC World Markets plc. This borrowing was repaid on 15 October 1999 from the proceeds of an issue of £70,000,000 Senior Subordinated Notes. The Senior Subordinated Notes incur interest of 12.125% and are repayable by 15 October 2009. On 17 March 2000 the Group completed an exchange offer on the outstanding £70,000,000 12.125% Senior Subordinated Notes. £69,250,000 of these notes were exchanged for £69,250,000 12.125% new Senior Subordinated Notes (the 'Exchange Notes'). As of 21 March 2000 the Exchange Notes were registered under the US Securities Act of 1993, as amended. Following the change of control of the Group on 1 August 2000 a tender offer was made to acquire all the outstanding Exchange Notes at 101% of the principal amounts outstanding. Acceptances were received from holders of £2,250,000 of the notes.

15. BANK LOANS AND OTHER BORROWINGS - continued

On 30 July 1999 the Group borrowed £25.0 million under a senior discount bridge financing facility from CIBC World Markets plc. This borrowing was repaid on 15 October 1999 from the proceeds of an issue, at a discount of 47.366%, of USD87,360,000 Senior Discount Notes. The Senior Discount Notes incur interest of 15.5% and are repayable by 15 October 2010. On 17 March 2000 the Group completed an exchange offer on the outstanding USD87,360,000 15.5% Senior Discount Notes. All of these notes were exchanged for 15.5% new Senior Discount Notes (the 'Exchange Notes'). As of 21 March 2000 the Exchange Notes were registered under the US Securities Act of 1993, as amended. Following the change of control of the Group on 1 August 2000 a tender offer was made to acquire all the outstanding Exchange Notes at 101% of the principal amounts outstanding. No acceptances were received.

On 24 August 1999 the Group entered into two £41,250,000 three year interest rate swaps with CIBC World Markets plc effective 31 August 1999. The interest rate was capped at 6.98% and had a 5.2% floor. The interest rate swaps were cancelled on 29 December 2000 at a cost of £57,400.

On 29 December 2000 the Group borrowed £54,000,000 under a £65,000,000 one year syndicated revolving credit facility from Banca Commerciale Italiana (BCI). The effective interest rate on this facility was LIBOR plus 1.10%. The amount drawn down was used to repay the amounts outstanding on the existing senior debt facilities. On 14 December 2001 the Group repaid the outstanding balance under this facility from the proceeds of a new £65,000,000 facility (see below).

On 14 December 2001 the Group borrowed £39,000,000 under a £65,000,000 Multicurrency Facility agreement with Sogerim S.A., a subsidiary of Telecom Italia S.p.A. This facility is repayable on the earlier of 14 December 2002 or a change of control. The directors believe they will be able to refinance this facility when it becomes repayable (see "Risk Factors" on page 82).

Analysis of Loans

Group bank loans and other borrowings are stated net of unamortised issue costs of £3,784,000 (2000: £4,419,000). These costs, together with the interest expense, are allocated to the profit and loss account over the term of the facility or debt instrument at a constant rate on the carrying amount.

	Value		Total Issue Costs	
	2000 £'000	2001 £'000	2000 £'000	2001 £'000
Senior discount notes*	32,973	39,411	1,969	1,969
Senior subordinated notes	67,750	67,750	6,140	6,140
Revolving credit facility	54,000	39,000	257	-
	154,723	146,161	8,366	8,109

*The notes are denominated in US dollars and accrete to US$87.4 million by15 October 2004.

The maturity analysis of the Group's bank and other borrowings is as follows:

	2000 £'000	2001 £'000
Within one year	55,434	40,691
Between 1 and 2 years	-	-
Between 2 and 3 years	-	-
Between 3 and 4 years	-	-
Between 4 and 5 years	-	-
After 5 years	100,723	107,161
Issue costs	(4,419)	(3,784)
Total Loans	151,738	144,068

16. FINANCIAL INSTRUMENTS

Treasury

The Group's financial instruments comprise borrowings, cash and liquid resources, as well as derivative financial instruments. Short term trade debtors and trade creditors have been excluded from the following disclosures other than those relating to currency risk. The main purpose of all the financial instruments other than the derivatives is to raise finance for the Group's operations. The Group does not trade in financial instruments. The Group periodically enters into derivative transactions covering interest rate "caps and floors" as well as forward exchange contracts. The purpose of these transactions is to manage the interest rate and currency risks arising from the Group's operations and it's sources of finance.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks as described below. The policies adopted following the formation of the Group have been applied consistently.

Interest rate risk

The Group finances its operations through a combination of profits, long-term loans, high yield debt finance and bank borrowings. The directors aim to minimise exposure to fluctuating interest rates along with the potential impact on liquidity by holding a significant proportion of borrowings on fixed interest rates.

The Group raised high yield debt at fixed rates during 1999, preceded by bridging loans at variable rates prior to conversion to fixed rates on the 57th day.

At 31 December 2001 73.3% (2000: 65%) of the Group's borrowings were at fixed rates.

Liquidity risk

The Group has to ensure that it maintains continuous sources of funding and at formation in July 1999 was set up so that nearly 91% of borrowings would mature after more than five years. At 31 December 2001 73.3% were due to mature in more than 5 years (2000: 65%).

Foreign currency risk

The Group raised part of its high yield debt denominated in US dollars. The principal amount of the debt is US$87.36 million, but it was issued on 13 October 1999 at 47.366% of the principal amount. The debt accretes value at 15.5% p.a. for 5 years after which interest is payable. The principal value is repayable on 15 October 2010. The value of this instrument was US$57.2 million translated to £39.4 million at 31 December 2001 (31 December 2000 - US$49.2 million translated to £32.9 million).

The directors have, subsequent to year-end, decided to part hedge the dollar exchange rate exposure by purchasing forward USD60 million.

Until 31 December 2001 the Group printed some of its directories in Spain and paid for the paper in Spanish pesetas. To avoid fluctuations in the exposure to foreign currency denominated liabilities, the Group used forward exchange contracts. At 31 December 2000 the Group also held Spanish Peseta bank balances of Pta 324 million or £1.2 million (1999 : £1.5m) to cover liabilities due up to February 2001. At 31 December 2001 the Group had no Spanish peseta denominated liabilities and consequently no Spanish peseta bank balances. No forward exchange contracts were outstanding at 31 December 2000 or 31 December 2001.

S6

16. FINANCIAL INSTRUMENTS - continued

Financial assets and liabilities

The Group has chosen not to include short term debtors and short term creditors in the analysis of Financial Instruments, either due to the exclusion of short term items, or because they do not meet the definition of a financial asset or financial liability.

Financial assets

The Group had the following financial assets all of which were held as part of the financing arrangements of the Group:

	2000 £'000	2001 £'000	Ruling currency
Amount owed by associate company	7,768	-	Belgian francs
Cash and short term deposits	7,070	1,612	Pounds sterling
Cash and short term deposits	-	64	Euro
Cash and short term deposits	1,162	-	Spanish Pesetas
Cash and short term deposits	1	1	US Dollars
	16,001	1,677	

The short-term deposits are placed on money markets for overnight, 7 day and monthly periods. By this method the directors aim to maximise interest earnings whilst balancing the liquidity needs of all the companies within the Group.

The interest rate risk associated with financial assets is as follows:

Currency	Short-term deposits £'000	Belgian loans £'000	Total £'000
At December 2001			
Sterling	1,607	-	1,607
Euro	64	-	64
US Dollars	1	-	1
Total	1,672	-	1,672
At December 2000			
Sterling	1,622	-	1,622
Belgian francs	-	7,768	7,768
US Dollars	1	-	1
Spanish pesetas	1,162	-	1,162
Total	2,785	7,768	10,553

The short term deposits earn variable interest rates. Other sterling balances included in the table of financial assets are not interest bearing.

16. FINANCIAL INSTRUMENTS - continued

Financial liabilities

The interest rate profile of the Group's financial liabilities (including accrued interest) at 31 December was:

Currency	Total £'000	Floating Rate Financial Liabilities £'000	Fixed rate Financial Liabilities £'000	Financial Liabilities on which no Interest is paid £'000
At 31 December 2001				
Sterling	106,750	39,000	67,750	-
US Dollars	39,411	-	39,411	-
	146,161	39,000	107,161	-
At 31 December 2000				
Sterling	121,939	54,000	67,750	189
US Dollars	32,973	-	32,973	-
	154,912	54,000	100,723	189

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
At 31 December 2001			
Sterling	12.13	7.8	-
US Dollars	15.50	8.8	-
	13.37	8.2	-
At 31 December 2000			
Sterling	12.13	8.8	0.9
US Dollars	15.50	9.8	-
	13.21	9.1	0.9

The floating rate financial liabilities comprise sterling denominated bank borrowing that bear interest at rates based on LIBOR.

16. FINANCIAL INSTRUMENTS - continued

Foreign currency exposures

The table below shows the Group's currency exposures that give rise to net gains and losses recognised in the profit and loss account. These exposures represent the monetary assets and monetary liabilities of the group that are not denominated in sterling.

Net foreign currency monetary assets/(liabilities) in £'000

Currency of operation	US Dollar	Belgian Franc	Spanish Peseta	Euro	Total
At 31 December 2001					
Sterling	(39,410)	-	-	64	(38,346)
At 31 December 2000					
Sterling	(32,973)	7,768	1,162	-	(24,043)

Maturity of financial liabilities

The maturity profit of the Group's financial liabilities (excluding short-term creditors) as at 31 December was as follows:

	2000 £'000	2001 £'000
In one year or less or on demand	54,000	39,000
Between one and five years	-	-
In more than five years	100,723	107,161
	154,723	146,161

Borrowings facilities

The Group has an agreed revolving credit facility with its bankers which constitutes an "undrawn committed borrowing facility". As at 31 December 2001 the undrawn balance of this facility on which all conditions precedent had been met was as follows:

	£'000
Expiring in one year or less on demand	3,000

The Group also has a Multicurrency Facility agreement with Sogerim, a subsidiary of Telecom Italia S.p.A.

	£'000
The undrawn balance of this facility, expiring in one year or less or on demand, is:	16,282

Both the facilities can be drawn at interest rates based on LIBOR as set by the Bank of England.

16. FINANCIAL INSTRUMENTS - continued

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 December 2001:

	Book value £ '000	Fair value £ '000
Primary financial instruments held or issued to finance the Group's operations at 31 December 2001:		
Short term borrowings and current portion of long term borrowings	(39,000)	(39,000)
Long term borrowings	(107,161)	(121,335)
Cash deposits	1,677	1,677

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 December 2000:

Primary financial instruments held or issued to finance the Group's operations at 31 December 2000:		
Short term borrowings and current portion of long term borrowings	(55,408)	(61,870)
Long term borrowings	(100,723)	(132,218)
Cash deposits	8,233	8,233

Market values have been used to determine the fair value of the notes. Fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates.

Gains and losses on hedges

Where considered appropriate the Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on purchases denominated in foreign currencies when those purchases are transacted. It has in the past also used interest rate caps and collars to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. The Group had no unrecognised gains or losses on hedges at 31 December 2001. An analysis of unrecognised gains and losses at 31 December 2000 is as follows:

At 31 December 2000	Gains £000s	Losses £000s	Total net gains/(losses) £000s
Unrecognised gains and losses on foreign currency hedges at 1/1/2000	-	125	(125)
Gains and losses arising in previous years that were recognised in 2000	-	125	(125)
Gains and losses arising before 1/1/00 that were not recognised in 2000	-	-	-
Gains and losses arising in 2000 that were not recognised in 2000	-	-	-
Unrecognised gains and losses on foreign currency hedges at 31/12/00	-	-	-

17. PROVISIONS FOR LIABILITIES AND CHARGES

	2000 £'000	2001 £'000
Provisions for liabilities and charges comprise:		
Provision for onerous contracts	1,268	160

At 31 December 2001 the onerous contract provision relates to the expected loss on the remainder of the lease term for the Enfield property.

	TDL Infomedia Holdings plc	
	Year ended 31 December 2000 £'000	Year ended 31 December 2001 £'000
Balance as at beginning of period	1,810	1,268
Charge/(release) to profit and loss account		
— dilapidation provision	(1,810)	-
— onerous contracts provision	1,268	(1,108)
Balance at end of period	1,268	160

The provision for deferred taxation relates to timing differences in respect of:

	2000 £'000	2001 £'000
Deferred tax liability:		
Pensions	419	31
Deferred tax asset:		
Onerous contracts	(380)	(48)
Other timing differences	(39)	17
Net deferred tax liability	-	-

18. INTEREST IN JOINT VENTURE

	2000 £'000	2001 £'000
At 1 January	(1,328)	(4,489)
Share of loss retained	(3,161)	(803)
Reversal of share of losses on disposal	-	6,099
Disposal of investment	-	(807)
At 31 December	(4,489)	-
Net book value at 31 December	(4,489)	-

At 31 December 2000 the Group had a 47% joint venture interest in a Belgian directory start-up company, TDL Belgium S.A., acquired for £807,000 in 1999.

On 30 March 2001 the Group sold its investment in, and loans to, TDL Belgium S.A. to a newly formed company, TDL Investments BV, a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for £4.1 million, the net asset value reflected in the Group's accounts on the date of sale.

61

19. SHARE CAPITAL AND SHARE PREMIUM

Share Capital

	1999	2000	2001
	£'000	£'000	£'000
Authorised			
45,000,000 Ordinary shares of £0.01 each	450	450	450
Issued, called up and fully paid			
39,712,444 Ordinary shares of £0.01 each	397	397	397

Share Premium

	1999	2000	2001
	£'000	£'000	£'000
Balance at 1 January and 31 December	39,315	39,315	39,315

20. OTHER RESERVES

	1999	2000	2001
	£'000	£'000	£'000
Balance at 1January and 31 December	40,000	40,000	40,000

On 30 July 1999 the Company received a distributable, capital contribution of £40,000,000 from TDL Infomedia Finance Limited. The contribution was made by payment of £28,566,000 in cash and the transfer of 76,244 shares in TDL Group Limited

21. PROFIT AND LOSS ACCOUNT

	2000	2001
	£'000	£'000
Opening balance	(2,592)	(19,227)
Retained loss for the period	(16,635)	(10,248)
Closing balance	(19,227)	(29,475)

22. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
Retained loss for the period	(2,904)	(2,592)	(16,635)	(10,248)
Proceeds from issue of ordinary share capital	255	39,712	-	-
Capital contribution	-	40,000	-	-
Net (reduction)increase in shareholders' funds	(2,649)	77,120	(16,635)	(10,248)
Opening shareholders' funds	(53,037)	-	77,120	60,485
Closing shareholders' funds	(55,686)	77,120	60,485	50,237

23. PENSIONS

The pension scheme is a defined benefit scheme, externally funded, and the Group assets are held in a separate trustee administered fund. The trustee company is Thomson Directories Pension Company Limited. The pension cost is assessed in accordance with the advice received from an independent qualified actuary on the basis of financial valuations.

The cost for the period was:

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
Regular pension cost at 8.7% (to 30 June 2000 - 8%) of pensionable salaries	509	363	1,148	1,405
Imputed interest at 8% (to 30 June 2000 - 10.5%) on prepayment	(265)	(188)	(285)	(112)
	244	175	863	1,293

The regular pension cost percentage of 8.7% (to 30 June 2000 - 8%) and the interest rate of 8% (to 30 June 2000 - 10.5%) are based on information contained in the actuarial valuation at 30 June 2000.

Pension contributions in respect of one of the directors included in staff costs were £nil for the period 1 January 1999 to 30 July 1999, £85,000 for the period 31 July 1999 to 31 December 1999, £nil for the year ended 31 December 2000 and £nil for the year ended 1 December 2001.

The triennial valuation of the scheme was carried out at 30 June 2000 using the Projected Unit Method. The material assumptions were:

	Realistic Basis
Rate of return on investments	
- during active membership	8.0%
- at other times	6.3%
Increase in pensionable salaries	4.8%
Increase in pensions	2.7%

The actuarial valuation at 30 June 2000 (performed by actuaries, Bacon and Woodrow) showed that the market value of the scheme's assets was £31,000,000 and that the actuarial value of those assets represented 120% of the benefits that had accrued to members, after allowing for expected future increases in earnings. No cash contributions were made during the year however the contributions of the Group will resume from 1 January 2002. The contribution of employees remains at between 4.0% and 5.5% of earnings.

A prepayment of £0.1 million (2000: £1.4 million) is included in debtors.

23. PENSIONS - continued

Pension disclosure statement in respect of FRS 17

The valuation used for this disclosure has been based on the most recent actuarial valuation of the Scheme as at 30 June 2000 updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the Scheme at 31 December 2001. Scheme assets are stated at their market values at 31 December 2001.

Actuarial Assumptions adopted as at 31 December 2001

Discount rate	5.8% pa
Rate of general increase in salaries	4.5% pa
Rate of price inflation	2.5% pa
Rate of increase to pensions in payment	2.5% pa

Assets in the Scheme and their expected rates of return as at 31 December 2001

Main Asset Categories	**Long term rate of return expected as at 31 December 2001**	**Value as at 31 December 2001 £'000**
Equities	8.0% pa	22,985
Corporate Bonds	5.8% pa	1,046
Government Bonds	5.0% pa	2,932
Total Market Value		26,963

Value of Scheme Assets and Liabilities as at 31 December 2001

	£'000
Market Value of Scheme Assets	26,963
Present Value of Scheme Liabilities	32,809
Net Pension Liability if FRS 17 had been adopted	(5,846)

No Deferred tax asset would be recognised.

Impact on the Group's Balance Sheet at 31 December 2001 if FRS 17 had been adopted

	£'000
Net assets excluding pension assets/(liabilities)	50,237
Pension liability under FRS 17	(5,846)
Additional pension adjustment	(104)
Net assets including pension assets/(liabilities)	44,287
Profit and loss reserve excluding pension assets/(liabilities)	(29,475)
Pension reserve under FRS 17	(5,846)
Additional pension adjustment	(104)
Profit and loss reserve including pension assets/(liabilities)	(35,425)

24. OPERATING LEASES

		2001 £'000
Annual commitments under non-cancellable operating leases which are as follows:		
Land and buildings		
Within one year		38
Between one and five years	296	
After five years		142
		476
Other		
Within one year		79
Between one and five years	1,687	
After five years		20
		1,786

25. CAPITAL COMMITMENTS

	2000 £'000	2001 £'000
Capital expenditure commitments contracted for but not provided	10,169	37

26. RELATED PARTY TRANSACTIONS

In July 1998, Thomson Directories Limited formed a joint venture with InfoSpace.com, Inc. pursuant to which TDL InfoSpace (Europe) Limited, the joint venture vehicle, would develop Internet content services by acquiring Internet content, developing technology to enable the use of that content such as through data search and retrieval and developing distribution channels for the sale of that content and technology. Thomson Directories Limited and InfoSpace.com, Inc. each initially contributed £300,000 to the joint venture. Gary List, the Chief Executive Officer of TDL Group Limited and Thomson Directories Limited, was a director of InfoSpace.com, Inc. from July 1998 to May 2000.

TDL InfoSpace (Europe) Limited holds non-exclusive licences of Thomson Directories' database and InfoSpace.com, Inc's website technology for the purposes of developing and marketing Internet content services. In addition, for the period July 1998 to August 2000, Thomson Directories Limited and TDL InfoSpace (Europe) Limited were parties to a website services agreement under which TDL InfoSpace (Europe) Limited hosted Thomson Directories' website (www.thomweb.co.uk) and Thomson Directories had an exclusive sales agency agreement with TDL InfoSpace (Europe) Limited to sell enhanced classified business listings on their behalf to customers in the United Kingdom. We retained a sales commission for this activity and paid an annual fee to TDL InfoSpace (Europe) Limited for their services.

26. RELATED PARTY TRANSACTIONS - continued

In January 1999, Thomson Directories Limited sold its interest in TDL InfoSpace (Europe) Limited at cost for £300,000 to TDLI.com Limited, a company owned by the principal shareholders of TDL Infomedia Limited. At the time four directors of Thomson Directories Limited, Mr GC List, Ms LM Pancratz, Mr JG Hudson and Mr KJ Watson were directors of TDLI.com Limited. At the time seven directors of TDL Group Limited, Mr GC List, Ms LM Pancratz, Mr J G Hudson, Mr KJ Watson, Mr HW Battcock, Mr BR Norman and Mr EA Barton were directors of TDLI.com Limited. On 29 January 1999 Mr GC List, Ms LM Pancratz, Mr KJ Watson, Mr JG Hudson, Mr BR Norman and Mr HW Battcock and their immediate families held beneficial interest in shares of TDL Group Limited and TDLI.com Limited. In addition, Mr HW Battcock had an interest in funds which had invested in TDLI.com Limited and TDL Group Limited.

In connection with its purchase of the joint venture interest, TDLI.com Limited assumed some of the rights and obligations of Thomson Directories Limited under the agreement governing the joint venture. However, Thomson Directories Limited agreed to guarantee the performance by TDLI.com Limited of all of its obligations under the agreement.

TDLI.com Limited's purchase of the joint venture interest was funded by Thomson Directories Limited pursuant to an intercompany funding agreement, with interest accruing at four per cent per annum above the base rate at Barclays Bank plc. As at 30 December 1999, the amount outstanding under the intercompany funding agreement was £300,000.

During the period 1 January 1999 to 30 July 1999 and the period 31 July 1999 to 31 December 1999 £29,166 and £20,833 respectively was received in connection with the Database Licence agreement with TDL InfoSpace (Europe) Limited.

The amounts received as sales commission and paid as fees under the Website Services agreement with TDL InfoSpace (Europe) Limited during the period 1 January 1999 to 30 July 1999 amounted to £1,427,000 and £44,450 respectively. The amounts received as sales commission and paid as fees under this agreement during the period 31 July 1999 to 31 December 1999 amounted to £1,417,000 and £56,623 respectively. The amounts received as sales commission and paid as fees under this agreement during the period 1 January 2000 to 31 August 2000 amounted to £3,113,616 and £117,128 respectively.

During the periods 1 January 1999 to 30 July 1999 and 31 July 1999 to 31 December 1999 £51,292 and £88,654 respectively was received in respect of costs incurred by the Group on behalf of TDL InfoSpace (Europe) Ltd. During the year to 31 December 2000 the Group received £394,184 and from TDL InfoSpace (Europe) Limited in connection with costs incurred by the Group on its behalf.

On 1 September 2000, InfoSpace Inc (previously InfoSpace.com Inc.) acquired 100% of the issued share capital of TDLI.com Limited. The amounts owed by TDLI.com Limited to Thomson Directories Limited under the intercompany funding agreement were settled in full on completion of the sale and, with the exception of the restriction from engaging in activities that would compete with TDL InfoSpace (Europe) Limited (which remains in effect for a period of one year), Thomson Directories Limited was released from all obligations and guarantees under the TDL InfoSpace (Europe) Limited joint venture agreement. Mr List, Mr Watson and Ms Pancratz resigned as directors of TDLI.com Limited and TDL InfoSpace (Europe) Limited at that time.

Thomson Directories Limited continues to licence its database on a non-exclusive basis to TDL InfoSpace (Europe) Limited under the terms of a revised database licence agreement dated 1 September 2000 for the purposes of TDL InfoSpace (Europe) Limited developing and marketing Internet content services.

26. RELATED PARTY TRANSACTIONS - continued

On 1 September 2000 Thomson Directories Limited entered into a new website and merchant services agreement with TDL InfoSpace (Europe) Limited pursuant to which Thomson Directories Limited has exclusive rights to sell preferred listings on the "InfoSpace Network" in the United Kingdom. We pay a monthly fee to TDL InfoSpace (Europe) Limited based on the revenues earned from advertisers or other third parties purchasing listing enhancements provided under this agreement. The agreement also sets forth the revenue sharing arrangements in respect of revenue generated from sales of banner advertisements and sponsorship.

On 30 July 1999 the Company purchased an interest in TDL Group Limited. Three directors of the Company, Mr GC List, Ms LM Pancratz and Mr KJ Watson, were directors of TDL Group Limited and had a beneficial interest in both TDL Group Limited and TDL Infomedia Limited, the Company's ultimate holding Company, at the time.

Thomson Directories Limited recharges the Thomson Pension Fund the costs of administration and independent advisors borne by Thomson Directories Limited. The total amount recharged in the seven month period to 30 July 1999 was £43,887 and during the five month period from 31 July 1999 to 31 December 1999 was £15,281. The total amounts recharged during 2000 and 2001 were £13,264 and £22,874 respectively.

On 22 September 1999 the Company loaned £52,120 to Singer & Friedlander Trust Company (Isle of Man) Limited Trustee of the TDL Employee Incentive Trust.

Prior to the sale of TDL Belgium on 30 March 2001 the Group loaned BEF 146 million, BEF 331 million and BEF100 million to the joint venture during 1999, 2000 and 2001 respectively. On 30 March 2001 the Group sold its investment in, and loans to, TDL Belgium S.A. to a newly formed company, TDL Infomedia B.V., a wholly owned subsidiary of TDL Infomedia Limited. The investment and loans were sold for £4.1 million, the net asset value reflected in the Group's accounts on the date of sale. The Group has no further funding obligations in this regard. Three directors of the company, Mr GC List, Ms LM Pancratz and Mr KJ Watson were also directors of TDL Belgium S.A. throughout 2001. Mr GC List retired on 1 February 2002.

During the year the Group recharged MyBlueCat.com Limited, a wholly owned subsidiary of TDL Infomedia Limited, £40,000 in respect of management charges and £767,143 in respect of other costs. Two of the directors of the Group, Ms Pancratz and Mr Watson are also directors of MyBlueCat.com Limited. On 31 December 2001 the Group purchased from MyBlueCat.com Limited, a wholly owned subsidiary of TDL Infomedia Limited, computer equipment at its net book value of £162,275.

27. POST BALANCE SHEET EVENTS

Mr GC List announced his retirement effective 1 February 2002.

28. ULTIMATE HOLDING COMPANY

The immediate parent undertaking is TDL Infomedia Finance Limited. The ultimate U.K. holding company is TDL Infomedia Limited.

The Group's holding company and controlling party is Pirelli S.p.A. Copies of the holding company's financial statements may be obtained from the Company Secretary of Pirelli S.p.A., Viale Sarca 222, 20126, Milan, Italy.

29. NEW U.K. ACCOUNTING STANDARDS

In 2000 the U.K. Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 17 "Retirement Benefits", FRS 18 "Accounting Policies" and FRS 19 "Deferred Tax".

FRS 17 introduces radical changes to the way companies account for defined benefit pension schemes. The FRS approaches pension cost accounting from a balance sheet perspective, requiring pension scheme assets to be measured at market value, pension scheme liabilities to be measured using an actuarial valuation method and discounted using a corporate bond rate and the resulting pension scheme surplus or deficit to be recognised immediately on the company balance sheet. Actuarial gains and losses are to be recognised immediately in the statement of recognised gains and losses. The cost of benefit improvements are to be charged to the profit and loss account as soon as they vest. The Group is not required to adopt the FRS fully until the year ending 31 December 2003 although additional disclosure has been provided in note 22, as required.

FRS 19 introduces a form of full provision method of accounting for deferred tax. It requires tax to be provided on timing differences that have originated but not reversed by the balance sheet date, but only where the company has an obligation to pay more tax in the future as a result of the reversal of those timing differences. The Group is currently determining the impact of the standard, which it is required to adopt for the year ending 31 December 2002.

30. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ('U.K. GAAP'), which differ from generally accepted accounting principles in the United States ('U.S. GAAP').

The following is a summary of the adjustments to profit after tax for the financial year and shareholders' funds which would have been required if U.S. GAAP had been applied instead of U.K. GAAP.

Work in progress

Under U.K. GAAP, sales related costs and other direct overhead amounts are deferred and capitalised as inventoriable costs to the extent the expenditures are incurred in the normal course of business to bring the product or service to its present location and condition. Previously under US GAAP this treatment was also acceptable. However, after giving consideration to guidance provided by SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" (and subsequent interpretations) the Group changed its accounting for the deferral of sales and other related overheads for US reporting purposes. Based upon the new guidance, the Group defers only incremental direct costs associated with selling and creating the directories for US GAAP reporting. The Group recorded a one-time, after-tax earnings reduction of £3,580,000, £(0.09) per share, during the year ended 31 December 2000 to reflect the cumulative effect of the accounting change.

30. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Goodwill

Under U.K. GAAP, for accounting periods ended before 23 December 1998, goodwill arising on the acquisition of a subsidiary could be set off against reserves in the year in which that subsidiary was acquired. Under U.S. GAAP, such goodwill is capitalised and amortised through the profit and loss account over its estimated useful life, not exceeding 40 years. The Company has an amortisation period of 15 years (as described in the accounting policy note on page 44). For U.S. GAAP purposes, the carrying amount of goodwill is periodically compared with future estimated cash flows over the remaining amortisation period. In the event the carrying value is in excess of the future estimated undiscounted cash flows from operating activities, an impairment loss is recognised.

Under U.K. GAAP, assets which are not considered "separable" from the principal business under FRS 7 "Fair Value in Acquisition Accounting" are included as goodwill on acquisition. Under U.S. GAAP, APB 16, "Business Combinations" requires that intangible assets related to name licences, patents and brand names be excluded from goodwill and treated as intangible assets. *See* "Name Licence" below.

The cost of goodwill under US GAAP is based on 54.69% carry over of the goodwill from the acquisition completed in June 1997 and 45.31% of the goodwill from the acquisition completed in July 1999. The new accounting basis for TDL Infomedia Holdings plc is based on Apax Partners & Co Ventures Limited's acquisition of 45.31% of the outstanding voting stock of TDL Infomedia Limited, the ultimate holding company of TDL Infomedia Holdings plc. The fair value of net liabilities acquired on this basis under US GAAP on the 30 July 1999 were £27,415,000. Under U.K. GAAP, fair value adjustments relate to original estimates which were made for pension prepayments, investments and creditor balances. The fair value of the pension prepayment for U.S. GAAP was recorded at 31 December 1999.

The Group performed impairment reviews in respect of long lived assets, including goodwill, following the acquisition of its ultimate U.K. holding company, TDL Infomedia Limited, by SEAT Pagine Gialle SpA on 1 August 2000, in light of changing market conditions. A similar impairment review was carried out on 31 December 2001. No adjustment to carrying values at 31 December 2001 was considered necessary by the Group.

Pension plans

U.S. GAAP requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions in determining the provision for pension benefits. U.K. GAAP permits the use of longer term discount rates. In addition to the difference in discount rates, the amortisation procedure under U.S. GAAP applies a corridor approach for recognising gains and losses in the determination of periodic expense. The corridor approach shields actuarial gains and losses falling within a defined corridor from required amortisation. The corridor is defined as the greater of 10 per cent of the market-related asset value or 10 percent of the projected benefit obligation as of the beginning of the year.

Under both U.K. GAAP and U.S. GAAP, the cost of providing pensions under TDL's defined benefit schemes is charged to the consolidated profit and loss account over the employees' service lives. U.S. GAAP requires that the projected benefit obligations be matched against the fair value of the schemes' assets and that adjustments be made to reflect any unrecognised obligations or assets in determining the pension cost or credit for the period.

30. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Additional Pension and Post-retirement Benefits under U.S. GAAP

	TDL Infomedia Holdings plc	
	Year ended 31 December 2000 £'000	Year ended 31 December 2001 £'000
Benefit obligation at beginning of period	26,456	29,615
Service cost	1,822	2,164
Interest cost	1,564	1,703
Plan participants' contributions	796	790
Actuarial loss/(gain)	309	(573)
Benefits paid	(940)	(890)
Change due to remeasurement	(392)	-
Benefit obligation at end of period	29,615	32,809
Fair value of plan assets at beginning of period	32,456	30,452
Actual return on plan assets	(1,860)	(3,389)
Employer contributions	-	-
Plan participant contributions	796	790
Benefits paid	(940)	(890)
Fair value of plan assets at end of period	30,452	26,963
Funded status	837	(5,846)
Unrecognised actuarial loss	1,737	6,837
Prepaid pension balance	2,574	991
Provision for shortfall against accrued benefit obligations	-	(3,205)
Prepaid pension/(pension shortfall)	2,574	(2,214)

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999 £'000	Period from 31 July 1999 through 31 Dec 1999 £'000	Year ended 31 December 2000 £'000	Year ended 31 December 2001 £'000
Service cost	908	809	1,822	2,164
Interest cost	701	619	1,564	1,703
Expected return on plan assets	(1,167)	(943)	(2,597)	(2,284)
Net amortisation	105	-	-	-
Net periodic cost	547	485	789	1,583

30. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Additional Pension and Post-retirement Benefits under U.S. GAAP - continued

Assumptions used to determine pension cost for the defined benefit plan were:

	31 December 1999 %	31 December 2000 %	31 December 2001 %
Discount rate	6.0	5.8	5.8
Rate of return on assets	8.0	7.5	7.58
Salary growth	4.9	4.5	4.5

Share options

Under U.K. GAAP, the fair value calculations relating to the Unapproved Executive Share Option Scheme shares did not give rise to any compensation cost as the options were issued with an exercise price equal to the estimated market price at the time of grant.

Under U.S. GAAP, as permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-based Compensation," the Group applies Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." APB 25 criteria measures compensation costs as the difference between the market price, or an estimate thereof, and the exercise price at the measurement date. For U.S. GAAP, no compensation expense for options was recognised in 1999 as the exercise price of the options granted is estimated to be equal to the Company's share price. No options were issued in 2000 or 2001. Under U.S. GAAP, additional disclosure information is required for share options under FAS 123 "Accounting for Stock-Based Compensation."

	Number of shares	Weighted average exercise price of option £
At 31 December 1998	49,742	3.291
Granted/purchased	200	82.000
Exercised/vested	-	-
At 30 July 1999	49,942	3.606
Exercised/vested	(49,942)	(3.606)
At 31 December 1999	-	-

The fair values for these options under FAS 123, was estimated at the date of grant using the Black-Scholes option pricing model with a risk free interest rate of 6%, an expected life of two years, and expected volatility and expected dividends of zero.

For purposes of Pro forma disclosures on net loss, the estimated fair value of the options as determined by FAS 123 has been amortised over the option vesting period, and resulted in an increase in net loss for the period from 1 January 1999 through 30 July 1999 of £7,000.

As a result of the acquisition on 30 July 1999 all of the options outstanding were fully exercised. No new options have been granted subsequently.

30. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Name licence

Under U.K. GAAP, the name licence acquired in the 4 June 1997 leveraged buy out was not considered as a separate asset because it was determined not to be separable from the business and was written off against reserves as goodwill. Under U.S. GAAP, the name licence was treated as a separate asset, and was capitalised. For U.S. GAAP purposes it is amortised over its useful life of five years.

Taxation

Under U.K. GAAP, deferred tax is provided using the liability method for all timing differences to the extent that it is probable that the liability will crystallise in the foreseeable future. U.S. GAAP requires deferred TDL Group Limited taxation to be provided in full, using the liability method on all temporary differences between the tax and book basis of assets and liabilities.

Under U.S. GAAP, deferred tax assets and liabilities are recognised for all temporary timing differences and income tax losses, in accordance with FAS 109 "Accounting for Income Taxes." Valuation allowances with respect to deferred tax assets are provided when it is considered more likely than not that all, or a portion, of the deferred tax assets will not be realised.

All profit before taxation was earned in the United Kingdom.

Joint Ventures

Under UK GAAP, the Group's interest in joint ventures is accounted for using the "gross equity method of accounting". Under this method of accounting, the Group's share of turnover, operating profit, interest and taxation of its joint ventures is included in the appropriate captions in the consolidated profit and loss account, and its investment in joint ventures is presented on the consolidated balance sheet analysed between its share of gross assets and gross liabilities.

Under US GAAP, the Group's share of after tax profits would be reflected as a single line item before minority interest and the investment in joint ventures would be reflected as a single line item on the consolidated balance sheet. This difference in presentation would have no impact on net loss or shareholder's equity/(deficit).

30. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Effect on profit after tax and shareholders' funds of differences between U.K. GAAP and U.S. GAAP

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
Effect on profit after tax:	£'000	£'000	£'000	£'000
Loss on ordinary activities after tax under U.K. GAAP	(2,824)	(2,592)	(16,635)	(10,248)
Work in progress	-	-	79	(782)
Amortisation of goodwill	(1,525)	2,039	5,561	6,575
Pension benefit	(303)	(310)	74	(290)
Amortisation of name licence	(403)	(288)	(691)	(691)
Deferred taxes: On above adjustments	157	(109)	(106)	54
Methodology	-	-	-	-
Net loss under U.S. GAAP before cumulative effect of change in accounting principle	(4,898)	(1,260)	(11,718)	(5,382)
Cumulative effect of change in accounting principle, net of tax	-	-	(3,580)	-
Net loss under U.S. GAAP	(4,898)	(1,260)	(15,298)	(5,382)

Effect on shareholders' funds:	31 December 2000 £'000	31 December 2001 £'000
Shareholders' funds under U.K. GAAP	60,485	50,237
Work in progress	79	(4,283)
Cost of goodwill	(101,029)	(101,029)
Amortisation of goodwill	7,600	14,175
Prepaid pension	1,177	887
Pension scheme accrued benefit obligation	-	(3,205)
Name licence cost	3,860	3,860
Name licence amortisation	(2,477)	(3,168)
Debt issue costs included in current assets	4,419	3,784
Gross up of total debt to exclude debt issue costs	(4,419)	(3,784)
Deferred taxes	(320)	(266)
Cumulative effect of change in accounting principle for deferred costs (1)	(3,580)	-
Shareholders' funds under U.S. GAAP	(34,205)	(42,792)

(1) One time, cumulative effect of accounting change in respect of work in progress, see page 66.

30. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Effect on profit after tax and shareholders' funds of differences between U.K. GAAP and U.S. GAAP - continued

	U.S. GAAP £'000
Movements in Shareholders' funds under U.S. GAAP:	
Balance at 1 January 2000	(19,360)
Loss for the year	(15,298)
Fair value adjustments	794
Deferred tax adjustment	(341)
Balance at 31 December 2000	(34,205)
Loss for the year	(5,382)
Pension scheme accrued benefit obligation	(3,205)
Balance at 31 December 2001	(42,792)

Group Cash Flow Statements

The Group Cash Flow Statements present substantially the same information as that required under U.S. GAAP. U.K. GAAP and U.S. GAAP differ, however, with regard to classification of items within the statements and as regards the definition of cash and cash equivalents. The principal differences between U.K. GAAP and U.S. GAAP cash flow presentation are as follows:

1. Under U.K. GAAP, net cash flow from operating activities is determined after considering cash flows from (a) returns on investments and servicing of finance and (b) taxes paid. Under U.S. GAAP, net cash flow from operating activities is determined before these items.

2. Under U.K. GAAP, capital expenditure is classified separately, while under U.S. GAAP, it is classified as an investing activity.

3. Under U.K. GAAP, movements in short-term investments are not included in cash, but classified as management of liquid resources. Under U.S. GAAP, short term investments with an original maturity of three months or less are included within cash and cash equivalents.

30. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Group Cash Flow Statements - continued

The categories of cash flow activity as defined under U.S. GAAP can be summarised as follows:

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
	£'000	£'000	£'000	£'000
Cash provided by operating activities	6,627	5,862	2,711	18,761
Cash used in investing activities	(1,653)	(133,424)	(1,482)	(10,739)
Cash (used in)/provided by financing activities	(2,246)	139,087	(4,521)	(14,578)
Increase/(decrease) in cash and cash equivalents	2,728	11,525	(3,292)	(6,556)
Cash and cash equivalents at beginning of period under U.S. GAAP	4,545	-	11,525	8,233
Cash and cash equivalents at end of period under U.S. GAAP	7,273	11,525	8,233	1,677

Other disclosures under U.S. GAAP and presentation differences

Current assets under U.K. GAAP include amounts which fall due after more than one year. Under U.S. GAAP such assets would be reclassified as non-current assets. Provisions for liabilities and charges under U.K. GAAP include amounts due within one year which would be reclassified to current liabilities under U.S. GAAP.

Valuation and qualifying accounts

	31 December 2000	Charged to profit and loss account	Charged to other accounts	Deductions	31 December 2001
Doubtful debt provision	5,036	4,456	-	(4,124)	5,368
Other provisions	905	57	-	(835)	127
	5,941	4,513	-	(4,959)	5,495

	31 December 1999	Charged to profit and loss account	Charged to other accounts	Deductions	31 December 2000
Doubtful debt provision	4,660	4,596	-	(4,220)	5,036
Other provisions	1,179	684	(179)	(779)	905
	5,839	5,280	(179)	(4,999)	5,941

30. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Valuation and qualifying accounts -continued

	31 December 1998	Charged to profit and loss account	Charged to other accounts	Deductions	31 December 1999
Doubtful debt provision	3,847	4,662	-	(3,849)	4,660
Other provisions	2,258	756	-	(1,835)	1,179
	6,105	5,418	-	(5,684)	5,839

Taxation

United Kingdom income tax expense at the statutory tax rate is reconciled below to the actual income tax expense:

	TDL Group Limited	TDL Infomedia Holdings plc		
	Period from 1 Jan 1999 through 30 July 1999	Period from 31 July 1999 through 31 Dec 1999	Year ended 31 December 2000	Year ended 31 December 2001
United Kingdom statutory rate	30.4%	30%	30%	30%
Tax at United Kingdom statutory rate	599	(328)	4,690	2,412
Permanent differences due to partial provisioning	96	165	273	858
Group relief	(1,332)	(1,183)	(6,302)	(5,815)
Profit on disposal taxed at lower rates	-	-	-	-
Non-deductible expenses	(217)	(153)	337	340
Income tax expense	(854)	(1,499)	(1,002)	(2,205)

Additional deferred taxation disclosures under the full liability method:

	2000 £'000	2001 £'000
Deferred tax liability - non-current:		
Pensions	419	31
Deferred tax asset – current:		
Doubtful debt	(949)	(367)
Name licence	(57)	-
Deferred tax asset – non-current:		
Onerous contracts	(470)	(48)
Other timing differences	(57)	(82)
Capital expenditure	(714)	(413)
Valuation allowance	1,771	879
Net deferred tax assets provided in accordance with US GAAP	(57)	-

30. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Debt issuance costs

Under U.K. GAAP, debt issuance costs are shown as a reduction of the liability and amortised over the debt terms. Under US GAAP, these costs are capitalized as an asset and amortised over debt terms. The Company had net deferred financing costs of £3,784,000 and £4,419,000 at 31 December 2001 and 31 December 2000 respectively.

Operating leases

	2001 £'000
Total commitments under operating leases which expire in the following periods are:	
Land and buildings	
Within one year	476
Within one to two years	304
Within two to three years	250
Within three to four years	206
Within four to five years	233
Thereafter	306
	1,775
Other	
Within one year	1,786
Within one to two years	1,596
Within two to three years	1,165
Within three to four years	86
Within four to five years	10
Thereafter	-
	4,643

Impact of new accounting standards

As disclosed in the notes to the audited financial statements, included elsewhere in this report, we prepare our accounts in accordance with U.K. GAAP and reconcile profit after taxation, shareholders' equity and cash flows to U.S. GAAP. At 31 December 2001, three new accounting standards issued by the Financial Accounting Standards Board, FAS 141 "Business Combinations", FAS 142 "Goodwill and Other Intangible Assets" and FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", had not yet been adopted by the Group.

FAS 141 is applicable to all business combinations initiated after June 30, 2001 and requires that they are accounted for under the purchase method of accounting. FAS 141 has no impact on the financial information presented.

FAS 142 is first applicable to the Group's financial statements for the year ending December 31, 2003. It requires that goodwill and other intangible assets with an indefinite useful life are tested at least annually for impairment, rather than amortized periodically. On initial adoption of FAS 142, the Company is required to test the existing goodwill for impairment. The Company is currently determining the impact of the standard, its transitional impairment test.

30. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) - continued

Impact of new accounting standards - continued

FAS 144 is first applicable to the Group's financial statements for the year ending 31 December 2002. It provides guidance on estimating cash flows when performing recoverability tests, requires that a long-lived asset to be disposed of other than by sale be classified as "held and used" until it is disposed of and establishes more restrictive criteria to classify an asset as "held for sale". FAS 144 has no impact on the financial information presented.

Pro forma results of operations

As required under US GAAP, the following unaudited pro forma results assume the 1999 Acquisition occurred on 1 January 1999 on a US GAAP basis:

1999

	TDL Group Ltd 1/1/99 through 30/7/99 reported results	Pro forma Adjustments (1) (Unaudited)	Pro-forma 1/1/99- 30/7/99 (Unaudited)	31/07/99 - 31/12/99	TDL Infomedia Holdings plc pro - forma results (Unaudited)
	£'000	£'000)	£'000	£'000	£'000
Revenues	40,648	-	40,648	49,651	90,299
Net/(loss) income	(4,898)	(6,331)	(11,229)	(1,260)	(12,489)
Basic earning per share (2)					(31)p

(1) Pro forma adjustments to net income for the period 1 January 1999 through 30 July 1999 are as follows:

Amortisation of goodwill for the 1999 acquisition as determined on 30 July 1999	(3,196)
Reversal of amortisation previously charged	1,525
New interest charges, comprised of:	
Term loan A (7.75%)	(1,583)
Term loan B (8.25%)	(962)
Senior subordinated notes (12.125%)	(4,951)
Senior discount notes (15.50%)	(2,260)
Amortisation of debt issue costs	(454)
Reversal of interest expenses previously recognised	3,553
Taxation on above adjustments at statutory 30% rate	1,997
	(6,331)

(2) Based on 39,712,444 shares outstanding on 31 December 1999

INVESTOR INFORMATION

Principal Shareholders

As of 31 December 2001 the principal shareholders of the share capital of TDL Infomedia Limited, the ultimate U.K. parent company of TDL Infomedia Holdings plc, were as follows:

	Ordinary Shares	"A" Investment Shares	"B" Investment Shares	"C" Investment Shares	Percentage of Total Ordinary Shares
SEAT Pagine Gialle SpA (1)	13,895,706				99.6%
The beneficial direct and indirect ownership of officers and directors and other members of senior management as a group	-	18,924	18,924	18,924	0.4%

(1) The ultimate parent company of SEAT Pagine Gialle SpA is Pirelli SpA.

As of 31 December 2001, there were 13,955,328 shares in the capital of TDL Infomedia Limited in issue consisting of 13,895,706 Ordinary shares of £0.01 each, 18,924 "A" Investment shares of £0.01 each, 18,924 "B" Investment shares of £0.01 each and 18,924 "C" Investment shares of £0.01 each. In the event of a winding-up of TDL Infomedia Limited the Ordinary shares rank ahead of the Investment shares. The Investment shares have equal voting rights to Ordinary shares but have no dividend rights. Investment "A" shares rank pari passu with Investment "B" and "C" shares.

Nature of trading market

On December 30 1999, we made our initial submission of the registration Statement with the Securities and Exchange Commission with respect to the exchange for the new Senior Subordinated Notes of all old Senior Subordinated Notes. The Registration Statement was declared effective on February 14, 2000. The new Senior Subordinated Notes were issued on 17 March, 2000. £69,250,000 of the old Senior Subordinated Notes were exchanged for new Senior Subordinated Notes. As of 21 March 2000 the new Senior Subordinated Notes were registered under the US Securities Act of 1933, as amended. The remaining £750,000 of Senior Subordinated Notes remained unregistered. Following the change of control of the Group on 1 August 2000 a tender offer was made to acquire all the outstanding Notes at 101% of the principal amounts outstanding. Acceptances were received from holders of £2,250,000 of the notes.

On December 30 1999, we made our initial submission of the registration Statement with the Securities and Exchange Commission with respect to the exchange for the new Senior Discount Notes of all old Senior Discount Notes. The Registration Statement was declared effective on February 14, 2000. The new Senior Discount Notes were issued on 17 March, 2000. All of the old Senior Discount Notes were exchanged for new Senior Discount Notes. As of 21 March 2000 the new Senior Discount Notes were registered under the US Securities Act of 1933, as amended. Following the change of control of the Group on 1 August 2000 a tender offer was made to acquire all the outstanding Notes at 101% of the principal amounts outstanding. No acceptances were received.

The Notes are listed in the Luxembourg Stock Exchange, and have been accepted for clearance, directly or indirectly, through DTC, Euroclear and Clearstream, Luxembourg. Management does not have any reliable information as to the position of the Notes held in the U.S. or the number of record holders of the Notes in the U.S.

Exchange controls and other limitations affecting security holdings

There are currently no U.K. laws, decrees or regulations affecting security holders.

Risk factors

You should carefully consider each of the following factors and all of the other information set forth in this annual report before investing in the notes. The risks and uncertainties described below are not the only ones facing our company. Additional risk and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In that case, we may not be able to make principal and interest payments on the notes, and you may lose all or part of your investment.

Risk Relating to Our Business

Our revenue growth may be constrained by our regulatory environment

The Office of Fair Trading, the government agency responsible for the enforcement of competition policy in the United Kingdom has recently revised the undertakings given by Yell Group Limited (previously BT Yellow Pages) which regulate the prices Yell Group Limited can charge for classified advertisements in the United Kingdom. The revised undertakings limit any annual price increase to the rate of inflation (as measured by the retail price index) less 6%, effective for all directories published from 1 January 2002. These revised undertakings are expected to remain in effect for a period of four years. Although we were not required to give any similar undertakings, the cap imposed on Yell Group Limited has the indirect effect of constraining our ability to increase our advertising rates. We are not yet fully aware of the impact that the revised undertakings will have on our business. Yell Group Limited is also prohibited from publishing more than one consumer classified directory in any particular geographic area, except in areas where no other classified directories are published.

Our business could be adversely affected by turnover of our field account and tele-sales representatives

Our success depends to a significant extent on our ability to identify, hire, train and retain qualified sales personnel. In 1999, 2000 and 2001 we experienced turnover in our sales force of approximately 53.8%, 56.7% and 48.2%, respectively. Turnover is highest among new hires, with over 50% of new hires having left within one year of their employment in each of the last three years. Our ability to attract and retain qualified sales personnel depends on numerous factors, including factors out of our control, such as conditions in the local employment markets in which we operate. Although our business plan calls for a continued increase in the number of sales representatives, we may not be able to hire or retain a sufficient number of sales representatives to achieve our financial objectives.

Fluctuations in the price of paper could adversely affect our business

Paper is our most important raw material. In the past, paper costs have fluctuated significantly. For example, since 1994, paper prices have fluctuated between £376 and £622 per tonne. Paper costs represented 6.2% of our turnover in 1999, 5.8% in 2000 and 5.9% in 2001. We estimate that a 10% change in current paper prices would have a £0.5 million annual impact on our EBITDA. Typically, we and our printers agree on paper prices for the following six to twelve months at the start of each calendar year. Although we have always reached agreement on new paper prices in the past, any increases in paper costs would have an adverse effect on our business, financial condition or results of operations. See "Operating Review - U.K. Paper Directories - Paper and Printing."

We are dependent on local economies and have a high concentration of customers in the South East regions of the United Kingdom

We derive most of our revenues from the sale of advertising in our printed directories in the United Kingdom. Our advertising revenues are dependent on a variety of factors specific to the geographic regions that our directories serve. Local economic conditions, as well as the economic conditions of specific retail, wholesale and service segments, will impact local businesses' expenditure on classified directories advertising. Our advertising sales are particularly concentrated in the South East regions of the United Kingdom, including the London metropolitan area. If there was an economic downturn in the South East regions of the United Kingdom or the other local economies of the communities we serve, our financial condition or results of operations could be adversely affected.

Our business may be adversely affected by our reliance on, and our extension of credit to, small businesses

The majority of our turnover is derived from selling advertising to small to medium-sized businesses. In the ordinary course of our business, we extend credit to these customers for advertising purchases. Small businesses, however, tend to have fewer financial resources and higher financial failure rates than larger businesses. We believe these limitations are a significant contributing factor to having approximately one-third of our customers in any given year not renew their advertising in the following year. In addition, full collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on and our extension of credit to small businesses.

Changing technology in our industry makes our future uncertain

The classified directories advertising business is subject to changes arising from developments in technology, including information distribution methods and users' technological preferences. Our growth and future financial performance will depend upon our ability to develop and market new products and services and create new distribution channels to accommodate the latest technological advances and user preferences and leverage and fully utilise technology successfully to improve the operations of our business. The increasing use of the Internet by consumers as a means to transact commerce may result in new technologies being developed and services provided that could compete with our products and services. We also believe that our online directory may compete with our printed directories for advertising sales and consumer usage, which may result in revenues from our printed directories being replaced over time, in whole, or in part, by our Internet revenues.

Although revenues from Internet advertising represented only 3.8% of our turnover in 2001, in the future we may derive a substantial amount of our revenues from Internet advertising. However, the demand and market acceptance for Internet advertising is uncertain. There are currently no commonly accepted standards for the measurement of the effectiveness of Internet advertising, and the industry may need to develop standard measurements to support and promote Internet advertising as a significant advertising medium. If these standards do not develop, existing advertisers may not continue their levels of Internet advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. Our business could be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected. Different pricing models are used to sell advertising on the Internet. It is difficult to predict which, if any, will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues.

We are in a competitive business

We compete in the classified directories advertising market in the United Kingdom, which has one dominant market participant, Yell Group Limited (formerly BT Yellow Pages). We also compete, to a lesser extent, with numerous printed information guides, Internet listing services, other publishers, other forms of advertising and providers of business information. Given that most of our customers advertise with us pursuant to one-year contracts, a substantial portion of them could move their advertising to competing classified directories, or to other forms of advertising entirely, quickly and at a low cost, thereby increasing our exposure to competitive pressures and consequent fluctuations in revenues and operating results.

We are also subject to intense competition with respect to our Internet business. We cannot predict whether we will adequately compete with existing competitors, such as Yell Group Limited which operates www.yell.co.uk, or with other new entrants into the online directories market. If we fail to anticipate or respond adequately to changes in technology and user preferences, or are unable to finance the necessary capital expenditures, our business, operating results or financial condition could be materially adversely affected.

Our current principal competitor Yell Group Limited has, and potential competitors may have, access to substantially greater financial and operational resources than we do. Particular challenges that we could face from these competitors include substantial increases in their advertising budgets, substantial discounting of their advertising rates and their development of a database or an Internet service that provides the same or better benefits than our current products and services.

Our ability to compete successfully for both users and advertisers depends on elements both within and outside of our control, including user demand for our services, successful and timely development of new products, our ability to deliver appropriate levels of service to users and advertisers, pricing, industry trends and general economic trends.

We may not be able to enter into strategic alliances or joint ventures or pursue strategic investments or successfully identify and integrate acquired businesses

One component of our growth strategy is to enter into strategic alliances (including joint ventures) with companies that have services, products, technologies, marketing capabilities, distribution channels or geographic coverage that extend or complement our existing business. We may not be able to identify successfully these opportunities, enter into strategic alliances or joint venture arrangements on favourable terms, or identify or integrate acquired businesses successfully with our pre-existing operations or operate them at acceptable costs. Any joint venture operations will also be affected by the strength and performance of our joint venture partners.

Key personnel - our success depends on certain key senior executives

Our performance depends in large part upon the abilities and continued service of our senior management personnel. The loss of the services of any of our senior management could seriously affect our business prospects. If one or more key employees joins a competitor or forms a competing company, the resulting competition could have a material adverse effect on our business, financial condition or results of operations. In the event of the loss of any such employee, we may not be able to prevent the unauthorized disclosure or use of our procedures, practices, new product developments or client lists. Moreover, our future success depends on our continuing ability to identify, hire, train and retain such personnel in the future. If we are unable to attract and retain necessary sales, marketing, technical and managerial personnel, it could have a material adverse effect on our business, financial condition or results of operations.

Risk of adverse effects of government regulation

We are subject to governmental regulation by the United Kingdom and the European Union and may in the future be subject to regulation in countries in which we may provide services. In addition, decisions by regulators, including the Office of Fair Trading, could adversely affect our financial condition and results of operations. The adoption of new laws, policies or regulations that change the present regulatory environment could adversely affect our existing services or restrict the growth of our business in the United Kingdom, Belgium, the European Union or any other countries.

The European Commission has proposed a new draft data protection directive regarding the processing of personal data and the protection of privacy in the electronic communications section. See "Operating Review - Regulatory Environment". Depending on the final form of the directive, compliance with it may entail additional expense to our business.

Our financial results are subject to quarterly fluctuation

Our turnover and operating results exhibit a significant degree of variability from quarter to quarter and between periods. Although we process sales at a fairly constant rate, we do not recognise turnover with respect to processed sales for any given directory or the costs directly related to sales, production, printing and distribution of that directory until the month in which it is distributed. Individual directories are not always published at the same time each year, which can result in significant shifts in quarterly turnover and EBITDA. Many of our largest revenue generating directories are published between October and December. If publication of any directories were delayed into the following year, for example because of printing delays, recognition of related turnover and EBITDA would also be delayed. EBITDA and other financial indicators generally relied on by investors to evaluate a company's ability to incur and service its debt may not, in our case, reflect actual cash received during a given period.

We rely on our intellectual property rights

We rely on our intellectual property, principally our business database and related licence rights and our right to use the Thomson name. If we fail to adequately protect our intellectual property rights, our business could be harmed. In addition, although we believe that our business does not infringe the intellectual property rights of others and that we have all the rights needed to use the intellectual property employed in our business, it is possible that we could become subject to claims alleging infringement of third-party intellectual property rights. Any claims could subject us to litigation and could require us to pay damages or incur expenses to develop non-infringing intellectual property.

System failure could hurt our business

Loss of all or part of our information systems for a period of time could have a material adverse effect on our business. Our operations are dependent on our ability to protect our system from interruption caused by damage from fire, power loss, telecommunications failure, unauthorised entry or other events beyond our control, such as regional disasters. Our back-up site is equipped with all the hardware, software and communications equipment necessary to recover from a disaster impacting our Farnborough office. The recovery procedure involves the use of third party suppliers. Our back-up site is located approximately three miles from our headquarters, where most of our computer systems, including processing equipment, are currently operated and maintained. In the event of major disasters, both locations could be equally affected.

Foreign exchange rate fluctuations may adversely affect our financial condition and results of operations

As our reporting currency is pounds sterling any movement in foreign currency exchange rates in relation to pounds sterling, particularly movements in the dollar/sterling exchange rate, given our dollar-denominated notes, could have an impact on our financial condition and results of operations. In order to minimise this risk the directors have decided to part hedge the exposure on the dollar-denominated notes and will continue to monitor fluctuations in exchange rates. However, we cannot assure you that exchange rate fluctuations will not adversely affect our financial condition and results of operations.

Our exposure to defamation and privacy claims could have a material effect on our operating results or our financial condition

We are exposed to defamation and breach of privacy claims relating to our directories business as well as methods of collection, processing and use of personal data. The subjects of our data and users of data collected and processed by us could also have claims against us if our data were found to be inaccurate, or if personal data stored by us was improperly accessed and disseminated by unauthorised persons. Although we have not had any material claims relating to defamation or breach of privacy claims to-date, we may be party to litigation matters that could have a material adverse effect on our business, financial condition or results of operations or otherwise distract our management.

Our ability to refinance our existing senior debt depends on certain factors beyond our control

The future success of our operations will in large part dictate our ability to refinance our existing senior debt which is repayable on the earlier of 14 December 2002 or a change of control. Our future operating results will be affected by general economic, competitive, marketing and other conditions, many of which are beyond our control. Any failure to refinance our senior indebtedness would result in a default in the senior debt facilities and a default under the notes. Our parent has not guaranteed our obligations under the notes nor has it any obligation to provide additional equity financing to us. We cannot assure you that we will be able to refinance our senior debt, obtain additional financing or sell assets on commercially reasonable terms or at all.

Taxation

The following summary describes the material U.K. tax consequences of the ownership of the notes as of the date hereof but does not purport to be comprehensive. Except where noted, it relates only to the position of persons who are the absolute beneficial owners of their notes and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon the provisions of the U.K. tax laws and U.K. Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified possibly with retrospective effect so as to result in U.K. tax consequences different from those discussed below. Noteholders who are in any doubt as to their tax position should consult their professional advisers. Persons considering the purchase, ownership or disposition of notes should consult their tax advisers concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of notes are made. The following is a general guide and should be treated with appropriate caution.

Proposed EU Savings Directive

On 18 July 2001 the European Commission published a proposal for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments and subject to the proposals not being required to be applied to Notes issued before 1 March 2001, or to Notes which are issued before 1 March 2002 and are fungible with Notes issued before 1 March 2001. The proposed directive is not yet final, and may be subject to further amendment and/or clarification.

Withholding Tax on Interest on the Notes

(1) The notes, which carry a right to interest, will constitute "quoted Eurobonds" within the meaning of section 124 of the Income and Corporation Taxes Act 1988 ("ICTA") as long as they are and continue to be listed on an exchange. On the basis of the United Kingdom Inland Revenue's published interpretation of the relevant legislation, securities which are listed on a stock exchange in a country which is a Member State of the European Union or which is part of the European Economic Area will satisfy the requirement if they are listed by a competent authority in that country and are admitted to trading in that country; securities which are listed on a stock exchange in any other country will satisfy this requirement if they are admitted to trading on a recognised stock exchange in that country. The Luxembourg Stock Exchange, on which the notes are listed, is currently recognised for these purposes. Whilst the notes are and continue to be constituted as "quoted Eurobonds", payments of interest on the notes may be made without withholding or deduction for or on account of United Kingdom income tax.

(2) In all cases falling outside the exemption described in (1) above, interest on the notes may be paid under deduction of United Kingdom income tax at the lower rate (currently 20%) subject to such relief as may be available under the provisions of any applicable double taxation treaty or other applicable exemption.

Provision of Information Obligation

Noteholders who are individuals should note that where any interest on the notes is paid to them (or to any person acting on their behalf) by us or any person in the United Kingdom acting on behalf of us (a "paying agent"), or is received by any person in the United Kingdom acting on behalf of the relevant noteholder (other than solely by clearing or arranging the clearing of a cheque) (a "collecting agent"), then we, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the United Kingdom Inland Revenue details of the payment and certain details relating to the noteholder (including the noteholder's name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the noteholder is resident in the United Kingdom for United Kingdom taxation purposes. Where the noteholder is not so resident, the details provided to the United Kingdom Inland Revenue may, in certain circumstances, be passed by the United Kingdom Inland Revenue to the tax authorities of the jurisdiction in which the noteholder is resident for taxation purposes.

With effect from 6 April 2003 the provisions referred to above may also apply, in certain circumstances, to payments made on redemption of any notes issued at an issue price of less than 100% of their principal amount.

Tax on Interest Payments

Interest and any element of discount or premium on the notes constitutes U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest, discount or premium with a U.K. source received without deduction or withholding on account of U.K. tax will not be chargeable to U.K. tax in the hands of a noteholder who is not resident for tax purposes in the United Kingdom unless that noteholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency in connection with which the interest is received or to which the notes are attributable. There are exemptions for interest received by some categories of agent, such as some brokers and investment managers.

General

Any discount element on the notes will not, in general, be subject to any United Kingdom withholding tax pursuant to the provisions mentioned in the sections relating to withholding tax above. Where a premium is payable on redemption of the notes, as opposed to the notes being issued at a discount then any such element of premium may constitute a payment of interest. Payments of interest are subject to U.K. withholding tax as outlined above.

In general, references to "interest" mean "interest" as understood in U.K. tax law. The statements contained in this section "United Kingdom Taxation" do not take account of any different definitions of "interest" or "principal" which may prevail under any other law or which may be created by the terms and conditions of the notes or any related documentation.

Ownership and Disposal, including Redemption, by U.K. Corporation Tax Payers

In general noteholders which are within the charge to U.K. corporation tax will be charged to tax on all returns on and fluctuations in value of the notes broadly in accordance with their statutory accounting treatment. Such noteholders will generally be charged to tax in each accounting period by reference to interest accrued in that period and any profit or loss which, in accordance with such noteholders' authorised accounting method, is applicable to that period.

Ownership and Disposal, including Redemption, by other U.K. Tax Payers

In relation to ownership of the notes, reference should be made to the paragraphs "Tax on Interest Payments" above.

The notes will be "relevant discounted securities" for the purposes of U.K. legislation and any discount element of the notes will be taxed as income in the hands of a non-corporate holder or, if it gives rise to a loss will entitle the non-corporate holder to relief from income tax in respect of that loss, when the note is redeemed or transferred. An exchange of the notes pursuant to an Exchange Offer may be considered to be a transfer for these purposes. The notes will also constitute "qualifying corporate bonds" within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992 and therefore a disposal by a noteholder will not give rise to a capital gain or an allowable loss for the purposes of U.K. capital gains tax. The accrued income scheme does not apply to relevant discounted securities.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax is payable on the issue or the transfer by delivery of the Global Note.

Embargo until 08.00 GMT, 28 March 2002

TDL INFOMEDIA GROUP PLC

TDL INFOMEDIA HOLDINGS PLC

TDL Infomedia announce 2001 EBITDA of £27.6 million, a 20.3% increase over 2000

TDL Infomedia Holdings plc and its wholly owned subsidiary TDL Infomedia Group plc, announced fourth quarter and full year results for the period ended 31 December 2001.

Full Year 2001 Results

TDL Infomedia reported turnover for the year ended 31 December 2001 of £93.1 million, up 1.2% from £92.0 million in 2000. Overall, the group published 173 directories during 2001 generating revenues of £86.9 million, compared to the 170 directories published in 2000 and revenues of £86.3 million. Revenues from the 3 new directories published in 2001 totalled £0.5 million. The increase in print directory revenues reflects an increase in the average value of account ("AVA") from £966 in 2000 to £975 in 2001. The Group sold print directory advertising to 88,839 customers in 2001, down slightly from approximately 88,900 in 2000.

Published Internet advertising sold during the year decreased by 5.1% from £4.6 million in 2000 to £4.4 million in 2001 as a result of a slight reduction, from 21% in 2000 to 20% in 2001, in the proportion of print directory customers buying Internet advertising. The combined AVA for our print and internet directories increased 0.5% from £1,016 in 2000 to £1,021 in 2001. Internet advertising revenues recognised in the accounts during the year to December 2001 increased marginally to £3.5 million, from £3.4 million in 2000.

Business Information revenues increased 8.6% from £5.7 million in 2000 to £6.2 million in 2001, as a result of continued wholesale customer account growth and growth in retail product sales.

Cost of sales for the year increased by 2.1% from £39.2 million in 2000 to £40.1 million in 2001. Gross margins of 57.0% were achieved during 2001 (57.4% in 2000).

Operating costs (excluding depreciation and amortisation) decreased by 14.6% from £29.8 million in 2000 to £25.5 million in 2001 primarily due to the reversal of an onerous property provision raised during Q400 of £1.0 million, lower advertising spend and accommodation savings following the purchase of Thomson House in January 2001.

The increase in turnover, coupled with operating cost savings, contributed to a increase in EBITDA from £23.0 million in 2000 to £27.6 million in 2001.

TDL Infomedia's net cash inflows before financing increased from £14.9 million in 2000 to £19.1 million in 2001. These cash flows include capital expenditure of £11.6 million in 2001, primarily in connection with the acquisition of Thomson House (£1.5 million in 2000) and £1.8 million of loans to the Belgian joint venture (£5.0 million in 2000) prior to the sale of the group's investment in, and loans to, TDL Belgium on 30 March 2001 for £4.0 million.

4th Quarter Results

TDL Infomedia reported fourth quarter turnover of £33.0 million, up 13.3% from £29.1 million in the comparable period in 2000. TDL Infomedia published 51 directories during the fourth quarter of 2001, generating gross revenues of £31.4 million, compared to 50 directories in Q4 2000 and gross revenues of £28.6 million. Revenues from the 46 directories published in both periods decreased slightly from £27.4 million in 2000 to £27.3 million in Q4 2001.

Published Internet advertising sold during the quarter increased by 14.9% from £1.14 million in 2000 to £1.3 million in Q4 2001. Fourth quarter Internet advertising revenues recognised in the accounts amounted to £1.1 million in 2001, compared to the £0.3 million recognised during Q4 2000 following the change in the timing of internet revenue recognition from 1 September 2000.

Business Information revenues for the quarter totalled £1.6 million, up 21.1% from £1.4 million in Q4 2000.

Cost of sales for the quarter increased 14.6% from £13.2 million in Q4 2000 to £15.1 million in Q4 2001, primarily as a result of changes in the timing of the publishing schedule. Gross margins for the period decreased from 54.8% during the fourth quarter of 2000 to 54.3% in Q4 2001.

Operating costs for the quarter (excluding depreciation and amortisation) decreased by 25.1% from £8.3 million in 2000 to £6.2 million in 2001. The reduction in operating costs for the quarter partly reflects the inclusion in Q400 of a non-recurring onerous property provision of approximately £1.0 million, coupled with lower advertising spend during Q401 and accommodation savings following the purchase of Thomson House in January 2001.

The increase in turnover, coupled with the reduction in operating costs, contributed to a 52.7% increase in fourth quarter EBITDA from £7.6 million in 2000 to £11.7 million in Q4 2001.

Operating cash inflows before financing costs for the quarter increased from £2.8 million in 2000 to £7.0 million in Q4 2001 primarily as a result of the increase in fourth quarter EBITDA, although this increase was partially offset by increased working capital outflows in Q4 2001. Furthermore, following the sale of it's interest in TDL Belgium in March 2001 the group has not provided any further funding to TDL Belgium (£1.9 million in Q4 2000).

The table presented below reflects the consolidated operating results of both TDL Infomedia Group plc and TDL Infomedia Holdings plc for the three months and year ended 31 December 2000 and 2001:

	Three months ended 31 December		Year ended 31 December	
	2001	2000	2001	2000
Condensed Operating Statement	£'000	£'000	£'000	£'000
Turnover	32,982	29,124	93,137	92,014
Cost of sales	(15,080)	(13,162)	(40,052)	(39,222)
Gross profit	17,902	15,962	53,085	52,792
Operating costs	(6,239)	(8,326)	(25,463)	(29,826)
Depreciation	(636)	(639)	(2,335)	(2,303)
Amortisation	(3,531)	(4,162)	(14,126)	(11,910)
Operating profit/(loss)	7,496	2,835	11,161	8,753
Share of operating loss from joint venture	-	(1,170)	(636)	(2,931)
Profit/(loss) on ordinary activities before interest and tax	7,496	1,665	10,525	5,822
Condensed Operating Cashflow				
EBITDA	11,663	7,636	27,622	22,966
Working capital – (increase)/decrease	(3,907)	(2,557)	1,479	102
Capital Expenditure	(529)	(381)	(11,546)	(1,482)
Belgium working capital loans	-	(1,907)	(1,768)	(4,995)
Proceeds on sale of interest in Belgian joint venture	-	-	4,037	-
Tax paid	(259)	-	(690)	(1,700)
Cashflow before financing	6,968	2,791	19,134	14,891
Other data				
Processed sales	29,828	27,189	97,297	89,935
Published internet advertising sales	1,319	1,148	4,363	4,597
Directories published (no.)	51	50	173	170
Print directory accounts (no.)	n/a	n/a	88,839	88,900
Average value account (£)				
- print directory	n/a	n/a	£975	£966
- combined print and Internet	n/a	n/a	£1,021	£1,016
Return on base (%)	n/a	n/a	81.6%	80.2%

EBITDA consists of operating profit before depreciation or amortisation. EBITDA is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered by investors as an alternative to operating profit or profit on ordinary activities before taxation, as an indicator of our operating performance or as an alternative to cash flow from operating activities.

Summary results for TDL Infomedia Group plc and TDL Infomedia Holdings plc for the year to 31 December 2001 are presented at Appendix A.

This news release contains forward-looking statements about the company's future business prospects. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by such forward looking statements. Factors that may cause future results to differ materially from the company's current expectations include, among others: general economic conditions, the company's high level of indebtedness, the current regulatory environment and sales representative retention rates.

Thomson Directories Limited Press Office:

Adrian Linden +44(0)121 454 8181
Wyatt International

For further information contact:

Kevin Watson +44 (0)1252 390504
Finance Director
kevin.watson@thomweb.co.uk

Penny Holt +44 (0)1252 390588
Corporate Development Manager
penny.holt@thomweb.co.uk

The financial information contained in this announcement is unaudited. This announcement is not a full set of accounts within the meaning of s240 of the Companies Act 1985

These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold into the United States absent registration under the U.S. Securities Act 1933 or an exemption there from.

TDL INFOMEDIA GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year to 31 December 2001

	Year to 31 Dec 2001 £'000	Year to 31 Dec 2000 £'000
Turnover (including share of joint ventures)	93,461	94,703
Less: share of turnover of joint venture	(324)	(2,689)
Turnover	93,137	92,014
Cost of sales	(40,052)	(39,222)
Gross profit	53,085	52,792
Net operating expenses	(41,924)	(44,039)
Group operating profit	11,161	8,753
Share of operating loss from joint venture	(636)	(2,931)
Total operating profit: group and share of joint ventures	10,525	5,822
Interest receivable and similar income		
- group	159	950
- joint venture	4	13
	163	963
Interest payable and similar charges		
- group (note 1)	(12,117)	(15,552)
- joint venture	(171)	(243)
	(12,288)	(15,795)
Loss on ordinary activities before taxation	(1,600)	(9,010)
Taxation on profit on ordinary activities	(4,138)	(2,318)
Loss on ordinary activities after taxation	(5,738)	(11,328)
Dividends and appropriations	-	-
Retained loss for the period	(5,738)	(11,328)

Note 1. Includes amortisation of debt issue costs.

TDL INFOMEDIA GROUP PLC

CONSOLIDATED BALANCE SHEET

As at 31 December 2001

	As at 31 Dec 2001 £'000	As at 30 Dec 2000 £'000
Fixed assets		
Intangible assets	177,756	191,882
Tangible assets	13,101	3,859
	190,857	195,741
Current assets		
Work in progress	7,865	6,386
Debtors, amounts falling due:		
within one year	22,282	24,029
after one year	5,669	8,615
Cash at bank and in hand	1,677	8,233
	37,493	47,263
Creditors: amounts falling due within one year		
Bank borrowings	(40,335)	(54,864)
Other creditors	(37,018)	(26,201)
	(77,353)	(81,065)
Net current liabilities	(39,860)	(33,802)
Total assets less current liabilities	150,997	161,939
Creditors: amounts falling due after one year		
Senior Subordinated Notes	(67,750)	(68,063)
Deferred debt issue costs	2,390	3,096
Intercompany loans	-	-
	(65,360)	(64,967)
Provisions for liabilities and charges	(160)	(1,268)
Investment in joint venture		
Share of gross assets	-	3,317
Share of gross liabilities	-	(7,806)
	-	(4,489)
Net assets	85,477	91,215
Capital and reserves		
Called up share capital	624	624
Share premium account	61,833	61,833
Other reserves	40,000	40,000
Profit and loss account	(16,980)	(11,242)
Total equity shareholders' funds	85,477	91,215

TDL INFOMEDIA GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT

Year to 31 December 2001

	Year to 31 Dec 2001 £'000	Year to 31 Dec 2000 £'000
Net cash inflow from operating activities	29,101	23,504
Returns on investments and servicing of finance		
Interest received	159	710
Interest paid	(11,271)	(14,808)
Net cash outflow from returns on investments and servicing of finance	(11,112)	(14,098)
Taxation	(1,143)	(1,700)
Capital expenditure and financial investments		
Payments to acquire tangible fixed assets	(11,577)	(1,488)
Receipts from sales of tangible fixed assets	31	6
Loans to joint venture	(1,768)	(4,995)
Proceeds on sale of joint venture interest	4,037	-
Net cash outflow from capital expenditure and financial investments	(9,277)	(6,477)
Net cash inflow before financing and management of liquid resources	7,569	1,229
Financing		
Borrowings raised	-	54,000
Borrowings repaid	(54,000)	(57,250)
Costs associated with the raising of debt	(57)	(1,244)
Intercompany bank borrowings	39,932	(27)
Net cash outflow from financing	(14,125)	(4,521)
Management of liquid resources		
Decrease in term deposits	-	3,616
Net cash inflow from management of liquid resources	-	3,616
(Decrease)/increase in cash	(6,556)	324

RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	2001	2000
Operating profit	10,525	5,822
Depreciation and amortisation	16,461	14,213
Share of joint venture losses	636	2,931
Increase in stock and work in progress	(1,479)	(19)
Decrease in debtors	2,499	1,571
Increase in group liabilities	910	-
Decrease in creditors	(451)	(1,014)
Net cash inflow from continuing operating activities	29,101	23,504

TDL INFOMEDIA HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year to 31 December 2001

	Year to 31 Dec 2001 £'000	Year to 31 Dec 2000 £'000
Turnover (including share of joint ventures)	93,461	94,703
Less: share of turnover of joint venture	(324)	(2,689)
Turnover	93,137	92,014
Cost of sales	(40,052)	(39,222)
Gross profit	53,085	52,792
Net operating expenses	(41,924)	(44,039)
Group operating profit	11,161	8,753
Share of operating loss from joint venture	(636)	(2,931)
Total operating profit: group and share of joint ventures	10,525	5,822
Interest receivable and similar income		
- group	159	950
- joint venture	4	13
	163	963
Interest payable and similar charges		
- group (note 1)	(18,560)	(22,175)
- joint venture	(171)	(243)
	(18,731)	(22,418)
Loss on ordinary activities before taxation	(8,043)	(15,633)
Taxation on profit on ordinary activities	(2,205)	(1,002)
Loss on ordinary activities after taxation	(10,248)	(16,635)
Dividends and appropriations	-	-
Retained loss for the period	(10,248)	(16,635)

Note 1. Includes amortisation of debt issue costs.

TDL INFOMEDIA HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

As at 31 December 2001

	As at 31 Dec 2001 £'000	As at 31 Dec 2000 £'000
Fixed assets		
Intangible assets	177,756	191,882
Tangible assets	13,101	3,859
	190,857	195,741
Current assets		
Work in progress	7,865	6,386
Debtors, amounts falling due:		
within one year	22,282	24,029
after one year	-	8,165
Cash at bank and in hand	1,677	8,233
	31,824	46,813
Creditors: amounts falling due within one year		
Bank borrowings	(40,233)	(54,797)
Other creditors	(28,242)	(24,574)
	(68,475)	(79,371)
Net current liabilities	(36,651)	(32,558)
Total assets less current liabilities	154,206	163,183
Creditors: amounts falling due after one year		
Senior Subordinated Notes	(67,750)	(68,063)
Senior Discount Notes	(39,411)	(32,973)
Deferred debt issue costs	3,352	4,095
	(103,809)	(96,941)
Provisions for liabilities and charges	(160)	(1,268)
Investment in joint venture		
Share of gross assets	-	3,317
Share of gross liabilities	-	(7,806)
	-	(4,489)
Net assets	50,237	60,485
Capital and reserves		
Called up share capital	397	397
Share premium account	39,315	39,315
Other reserves	40,000	40,000
Profit and loss account	(29,475)	(19,227)
Total equity shareholders' funds	50,237	60,485

TDL INFOMEDIA HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

Year to 31 December 2001

	Year to 31 Dec 2001 £'000	Year to 31 Dec 2000 £'000
Net cash inflow from operating activities	29,101	23,504
Returns on investments and servicing of finance		
Interest received	159	710
Interest paid	(11,271)	(14,808)
Net cash outflow from returns on investments and servicing of finance	(11,112)	(14,098)
Taxation	(690)	(1,700)
Capital expenditure and financial investments		
Payments to acquire tangible fixed assets	(11,577)	(1,488)
Receipts from sales of tangible fixed assets	31	6
Loans to joint venture	(1,768)	(4,995)
Proceeds on sale of joint venture interest	4,037	-
Net cash outflow from capital expenditure and financial investments	(9,277)	(6,477)
Net cash inflow before financing and management of liquid resources	8,022	1,229
Financing		
Borrowings raised	-	54,000
Borrowings repaid	(54,000)	(57,250)
Costs associated with the raising of debt	(60)	(1,416)
Intercompany bank borrowings	39,482	145
Net cash outflow from financing	(14,578)	(4,521)
Management of liquid resources		
Decrease in term deposits	-	3,616
Net cash inflow from management of liquid resources	-	3,616
(Decrease)/increase in cash	(6,556)	324

RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	2001	2000
Operating profit	10,525	5,822
Depreciation and amortisation	16,461	14,213
Share of joint venture losses	636	2,931
Increase in work in progress	(1,479)	(19)
Decrease in debtors	2,499	1,569
Increase in group liabilities	910	-
Decrease in creditors	(451)	(1,012)
Net cash inflow from continuing operating activities	29,101	23,504